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08003291

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Takeda Pharmaceutical Co Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUN 18 2008 E

**NEW ADDRESS THOMSON REUTERS

FILE NO. 82- 35071 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DATE: 6/17/08

Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008

May 9, 2008

These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan
URL: http://www.takeda.co.jp/
Representative: Yasuchika Hasegawa, President
Contact: Hirofumi Inoue, General Manager of Corporate Communications Department
Telephone: +81-3-3278-2037

Stock exchange listings: Osaka, Tokyo, Nagoya (First Section of each), Fukuoka, Sapporo
Code number: 4502

Scheduled date of annual general meeting of shareholders: June 26, 2008
Scheduled date of securities report submission: June 26, 2008
Scheduled date of dividend payment commencement: June 27, 2008

1. Consolidated Results for Fiscal 2007 (April 1, 2007-March 31, 2008)

(1) Sales and Income

(All amounts are rounded to the nearest million yen)
(Percentage figures represent changes from same period of previous year)

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Fiscal 2007	1,374,802	5.3	423,123	(7.7)	536,415	(8.3)
Fiscal 2006	1,305,167	7.7	458,500	13.8	585,019	20.5

	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)	Fully diluted earnings per share (¥)	Return on equity (%)	Ordinary income / total assets (%)	Operating profit margin (%)
Fiscal 2007	355,454	5.9	418.97	—	15.1	18.1	30.8
Fiscal 2006	335,805	7.2	386.00	—	14.1	19.1	35.1

(Reference) Equity in earnings of affiliate: Fiscal 2007 ¥56,711 million
Fiscal 2006 ¥66,201 million

(2) Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
Fiscal 2007	2,849,279	2,322,533	80.0	2,706.00
Fiscal 2006	3,072,501	2,461,116	78.8	2,816.28

(Reference) Shareholders' equity Fiscal 2007 ¥2,280,783 million
Fiscal 2006 ¥2,420,245 million

(3) Cash Flows

	Net cash provided by operating activities (¥ million)	Net cash provided by (used in) investing activities (¥ million)	Net cash used in financing activities (¥ million)	Cash and cash equivalents at end of period (¥ million)
Fiscal 2007	292,496	101,749	(262,082)	1,613,240
Fiscal 2006	209,280	116,392	(315,942)	1,647,694

2. Dividends

Record date	Dividend per share (¥) End of first half	Year-end	Annual	Total dividends (Annual) (¥ million)	Dividend Pay-out ratio (Consolidated)	Ratio of dividends to net assets (Consolidated)
Fiscal 2006	60.00	68.00	128.00	110,472	33.2	4.7
Fiscal 2007	84.00	84.00	168.00	141,615	40.1	6.1
Fiscal 2008 (Projection)	85.00	85.00	170.00		88.5	

3. Projected Results for Fiscal 2008 (April 1, 2008-March 31, 2009)

(Percentage figures represent changes from same period of previous year.)

	Net sales (¥ million)	Year-on-year change(%)	Operating income (¥ million)	Year-on-year change(%)	Ordinary income (¥ million)	Year-on-year change(%)	Net income (¥ million)	Year-on-year change(%)	Earnings per share (¥)
First half year	760,000	7.3	20,000	(92.5)	35,000	(89.5)	20,000	(90.8)	24.00
Fiscal 2008	1,570,000	14.2	240,000	(43.3)	260,000	(51.5)	160,000	(55.0)	192.14

4. Other

(1) Significant changes in subsidiaries during period (changes in specified subsidiaries involving change in consolidation scope): No

(2) Changes in accounting principles, procedures, method of presentation associated with preparation of the consolidate financial statements (matters to be included in the section, *Changes in Basic Important Matters for Preparation of Consolidated Financial Statements*)
1) Changes due to revisions of accounting standards etc.: Yes
2) Changes other than 1): Yes
(Note) Refer to *Changes in Basic Important Matters for Preparation of Consolidated Financial Statements*, on page 29, for details.

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding at term end (including treasury stock):
March 31, 2008 889,272,395 shares
March 31, 2007 889,272,395 shares
2) Number of shares of treasury stock at term end
March 31, 2008 46,411,249 shares
March 31, 2007 29,895,405 shares
(Note) Refer to *Per Share Information*, on page 40, for number of shares that forms basis for calculating earnings per share.

(Reference) Summary of Unconsolidated Results

Summary of Unconsolidated Results for Fiscal 2007 (April 1, 2007 – March 31, 2008)

(1) Unconsolidated Sales and Income

(Percentage figures represent changes from same period of previous year)

	Net sales (¥ million)	Year-on-year change (%)	Operating income (¥ million)	Year-on-year change (%)	Ordinary income (¥ million)	Year-on-year change (%)
Fiscal 2007	892,546	2.7	267,935	(22.9)	272,627	(27.9)
Fiscal 2006	869,068	3.4	347,652	0.5	378,377	3.8

	Net income (¥ million)	Year-on-year change (%)	Earnings per share (¥)	Fully diluted earnings per share (¥)
Fiscal 2007	174,586	(20.6)	205.76	—
Fiscal 2006	219,813	(11.8)	252.12	—

(2) Unconsolidated Financial Position

	Total assets (¥ million)	Net assets (¥ million)	Shareholders' equity ratio (%)	Shareholders' equity per share (¥)
Fiscal 2007	1,831,704	1,526,556	83.3	1,810.98
Fiscal 2006	2,045,317	1,655,400	80.9	1,926.09

(Reference) Shareholders' equity Fiscal 2007 ¥1,526,556 million
Fiscal 2006 ¥1,655,400 million

* Note to ensure appropriate use of forecasts

The outlook presented in this presentation is the result of management's assessment based upon currently available information, and the actual performance could be influenced by various risks and uncertainties. Regarding the acquisition of Millennium Pharmaceuticals, Inc., the impacts of the acquisition are reflected with the assumption that it would become Takeda's wholly owned subsidiary. In addition, the accounting procedures and its impact on our outlook of financial statements derived from consolidation of Millennium and TAP Pharmaceutical, Inc. are based on currently available information and are not yet final.
Furthermore, the forecasted effects on consolidated results of making both TAP and Millennium wholly owned subsidiaries are for 11 months only (from May 2008 to March 2009).
For further details, please refer to "1. Results of Operations (1) Analysis of Operation Results 5) Outlook for Fiscal 2008" on page 10.

Contents

[Qualitative Information and Financial Statements]

1. Results of Operations

(1) Analysis of Operation Results

1) Business environment

During fiscal 2007, the Japanese drug market growth rate remained low due to the promotion of the generic drug use and the governmental measures to restrain healthcare expenditures, including the promotion of DPC (Diagnosis Procedure Combination, a diagnosis group-based packaged payment system for acute hospitalized cases). In April 2008, NHI drug prices were revised. In this biennial price revision, in addition to regular price lowering, special price reductions were implemented for drugs whose markets have expanded beyond the initially expected level, such as angiotensin II receptor blocker (a hypertension drug), and drugs whose patents have expired recently and competing with generic drugs. Moreover, use of generic drugs will be further accelerated by another revision of the prescription sheet format and revision of pharmacy fees. Under these circumstances, the growth rate of the Japanese drug market will remain the lowest among developed countries.

In the U.S, which accounts for nearly 50 percent of the world's total ethical pharmaceutical market, Medicare Part D (prescription drug benefits for outpatients under the federal insurance plan for the elderly), introduced in January 2006, temporarily expanded the market. However, the growth rate has slowed down subsequently due to expiry of patent protection for mainstay products and the resultant increase in the generic drug use, as well as the impact of RX-to-OTC switches.

The growth of the European market also remained modest due to the measures implemented to constrain healthcare expenditures, expansion of the generic drug market and parallel imports of drugs from low-priced countries to high-priced countries.

As for research and development, the pharmaceutical industry around the world now seems to run into a brick wall in terms of technical innovation. It has become increasingly difficult to search for and create innovational new drugs that are effective and safe. The costs and time involved in R&D activities also continue increasing. As a result, new drug R&D competition has increasingly intensified on a global scale.

While adapting to these changes in the business environment, Takeda will operate its businesses while paying keen attention to avoid various business risks, to improve operating results and its corporate value on a mid- to long-term basis.

2) Operation results for fiscal 2007

Consolidated results for the year ended March 31, 2008 were as follows:

(Billions of yen)

		Year-on-year change
Net sales	¥1,374.8	Increase ¥69.6 (5.3%)
Operating income	¥423.1	Decrease ¥35.4 (7.7%)
Ordinary income	¥536.4	Decrease ¥48.6 (8.3%)
Net income	¥355.5	Increase ¥19.6 (5.9%)

[Net sales]

Consolidated net sales increased by ¥69.6 billion (5.3%) from the previous year to ¥1,374.8 billion.

- Consolidated net sales expanded mainly due to the sales growth of *Actos*, a drug for diabetes, and the growth of *Candesartan*, a drug for treatment of hypertension, both in Japan and the overseas market.

- The negative impact of the strong yen against the US dollar was offset by the weak yen against the euro. Accordingly, the impact of foreign exchange rate fluctuations was minor.
- The table below shows consolidated sales of major international strategic products:

(Billions of yen)

Drug for diabetes treatment *Pioglitazone* (Product name: *Actos*)	¥396.2	Increase ¥59.9 (17.8%) from previous year
Drug for hypertension treatment *Candesartan* (Japan product name: *Blopress*)	¥223.1	Increase ¥16.9 (8.2%) from previous year
Drug for peptic ulcer treatment *Lansoprazole* (Japan product name: *Takepron*)	¥148.7	Decrease ¥2.0 (1.4%) from previous year
Drug for prostate cancer and endometriosis treatment *Leuprorelin* (Japan product name: *Leuplin*)	¥124.0	Decrease ¥3.5 (2.7%) from previous year

[Operating income]

Operating income decreased by ¥35.4 billion (7.7%) from the previous year to ¥423.1 billion.

- Gross profit increased by ¥70.7 billion (6.9%) to ¥1,096.2 billion. But operating income decreased because selling, general and administrative expenses increased by ¥106.0 billion (18.7%) from the previous year.
- R&D expenses increased by ¥82.5 billion (42.7%) from the previous year. This significant increase was mainly due to enhancement of reserch activities and progress of development activities, and in-licensing and alliance activities, including conclusion of a license agreement with Amgen Inc. ("Amgen") in the U.S. regarding clinical candidates for cancers, inflammations, acute pain and other diseases which are owned by Amgen and in the clinical development phase.
- Selling, general and administrative expenses, excluding R&D expenses, increased by ¥23.6 billion (6.3%), mainly due to the increased selling expenses.

[Ordinary income]

Operating income decreased by ¥48.6 billion (8.3%) from the previous year to ¥536.4 billion.

- This decrease in ordinary income was mainly due to the decreased operating income, and decreased non-operating income by ¥13.2 billion resulting from a decrease in equity in earnings of affiliates.
- Equity in earnings of affiliated companies decreased by ¥9.5 billion (14.3%) to ¥56.7 billion. Equity in the earning of TAP Pharmaceutical Products Inc. ("TAP"), a U.S. affiliated company reported by the equity method, decreased by ¥9.2 billion (15.0%) to ¥51.8 billion.

[Consolidated net income]

Consolidated net income increased by ¥19.6 billion (5.9%) from the previous year to ¥355.5 billion.

- This increase in net income was because there was a payment of additional tax of ¥57.1 billion in the previous year for tax correction in accordance with the rules on taxation on transfer prices.
- Shares of the following companies were transferred during fiscal 2007. Gains from these share transfers were recorded as extraordinary income.

Transfer month	Description of share transfer
April 2007	All Wyeth K.K. shares were transferred to Wyeth in the U.S.A.
April 2007	All Takeda-Kirin Foods Corporation shares were transferred to Kirin Brewery Co., Ltd.
October 2007	All House Wellness Foods Corporation shares were transferred to House Food Corp.
October 2007	All Sumitomo Chemical Takeda Agro Company, Ltd. shares were transferred to Sumitomo Chemical Co. Ltd.

- Earnings per share (EPS) increased by ¥32.97 (8.5%) from the previous year to ¥418.97.
- Return on Equity (ROE) increased by 1.0 point from the previous year to 15.1%.

3) Results by Segment

(1) Business Segment

The following table shows sales and operating income of each business segment for the year ended March 31, 2008:

(Billions of yen)

Type of business	Net sales		Operating income	
	Amount	Year-on-year change	Amount	Year-on-year change
Pharmaceuticals Segment	¥1,272.1	Increase ¥69.3	¥411.3	Decrease ¥36.9
Ethical Drugs	¥1,210.2	Increase ¥66.2		
(Japan)	(¥529.7)	(Increase ¥14.7)		
(Overseas)	(¥680.6)	(Increase ¥51.4)		
Consumer Healthcare	¥61.8	Increase ¥3.1		
Other Segment	¥102.7	Increase ¥0.4	¥11.7	Increase ¥1.4
Total	¥1,374.8	Increase ¥69.6	¥423.1	Decrease ¥35.4

Note: Sales figures for each segment refer to sales to outside customers.

[Pharmaceuticals Segment]

Consolidated net sales by the **Pharmaceuticals** segment increased by ¥69.3 billion (5.8%) from the previous year to ¥1,272.1 billion. Operating income decreased by ¥36.9 billion (8.2%) from the previous year to ¥411.3 billion due to the expansion of R&D and other costs.

- Sales by the **Ethical Drugs** business increased by ¥66.2 billion (5.8%) to ¥1,210.2 billion.
  Sales of ethical pharmaceutical products **in Japan** increased by ¥14.7 billion (2.9%) to ¥529.7 billion, supported by the sales growth of major products such as *Blopress*, *Takepron*, and *Actos*.
  The following table shows sales results of major products in Japan.

(Billions of yen)

Blopress (Drug for hypertension treatment)	¥137.1	Increase ¥7.8 (6.1%) from previous year
Leuplin (Drug for treatment of prostate cancer, breast cancer and endometriosis)	¥66.4	Increase ¥2.1 (3.3%) from previous year
Takepron (Drug for peptic ulcer treatment)	¥64.8	Increase ¥6.9 (11.8%) from previous year
Basen (Drug for treatment for postprandial hyperglycemia in diabetes mellitus)	¥52.8	Decrease ¥2.9 (5.2%) from previous year
Actos (Drug for diabetes treatment)	¥41.6	Increase ¥7.9 (23.6%) from previous year

Sales of ethical drugs in **overseas markets** increased ¥51.4 billion (8.2%) from the previous year to ¥680.6 billion.

In the U.S. market, *Actos* sales increased by US$418 million (17.7%) to US$2,786 million. This increase was supported by the enhanced promotional activities by Takeda Pharmaceuticals North America, Inc. (TPNA), sales of *ACTOplus Met* for Type II diabetes and other new products, and the favorable impact of the publication of a paper on safety of competitor's similar product. Sales of *AMITIZA* (a drug for chronic idiopathic constipation) expanded strongly by US$122 million to US$ 171 million. Sales of *ROZEREM* (a drug for insomnia treatment) also grew by US$22 million to US$ 111 million.

Sales of ethical drugs in Europe increased as a result of the expansion of *Actos* sales and impact of the weaker yen.

- Sales by the **Consumer Healthcare** business increased by ¥3.1 billion (5.3%) to ¥61.8 billion, supported by the sales increase in *Alinamin* Tablets, *Benza* and other major products, as well as the contribution of *Actage* SN Tablet introduced into the market in November 2007, and *Scorba EX* series introduced into the market in February 2008.

[Other Segments]
Sales by **Other Segments** increased by ¥0.4 billion (0.4%) from the previous year to ¥102.7 billion. Operating income increased by ¥1.4 billion (14.1%) from the previous year to ¥11.7 billion.

(2) Geographical Segments
The following table shows sales and operating income of each geographical segment for the year ended March 31, 2008:

(Billions of yen)

Geographical segment	Net sales		Operating income	
	Amount	Year-on-year change	Amount	Year-on-year change
Japan	¥859.3	Increase ¥4.7	¥540.1	Increase ¥9.7
North America	¥357.9	Increase ¥50.1	¥125.7	Increase ¥36.3
Europe	¥147.3	Increase ¥14.8	¥32.0	Decrease ¥0.7
Asia	¥10.3	Decrease ¥0.0	¥1.8	Decrease ¥0.2
Elimination/ Corporate	—	—	(¥276.5)	Decrease ¥80.5
Total	¥1,374.8	Increase ¥69.6	¥423.1	Decrease ¥35.4

Note: Sales figures for each segment refer to sales to outside customers.
Operating expenses included in the "Elimination/Corporate" classification include R&D expenses subject to centralized management as the Group.

(3) Research & Development

Focused on enhancing its R&D pipeline to be a source of growth and to ensure the earliest possible launch of new products into the market, Takeda continues to intensively invest its management resources in the core therapeutic areas of lifestyle-related diseases; oncology and urological diseases (including gynecology); central nervous system diseases (including bone and joint disorders); and gastroenterological diseases, through the three strategic pillars of enhancement of in-house research and development, maximization of product added value and strengthening of in-licensing and alliance activities.

Major results of R&D activities during the current year were:

[In-house R&D]
- In July 2007, Phase III clinical trials for TAK-491, a drug for treatment of hypertension, commenced in Europe and the U.S.
- In August 2007, Takeda entered into a license agreement with Tobira Therapeutics, Inc. in the U.S., under which Takeda grants Tobira exclusive worldwide rights to develop, manufacture and sell TAK-220 and TAK-652 (anti-HIV drugs).
- In August 2007, Phase II trials for TAK-536, a drug for treatment of hypertension, commenced in Japan.

- In November 2007, Takeda started Phase II trials for TAK-442, a drug for treatment of venous and arterial thromboembolism, in Europe and the U.S. TAK-442 selectively inhibits activated Factor Xa (ten-a), which plays a critical role in the blood coagulation cascade. It is expected to be used as a novel oral treatment, effective for diseases caused by either venous or arterial thromboembolism.
- In December 2007, Takeda submitted a new drug application (NDA) to the U.S. Food and Drug Administration (FDA) for SYR-322, a drug for Type II diabetes.
- In December 2007, TAP submitted an NDA to the U.S. FDA for TAK-390MR, a drug for peptic ulcer treatment discovered by Takeda.
- In February 2008, Takeda submitted an application to the Ministry of Health, Labor and Welfare in Japan for the manufacture and sale for *Ramelteon*, a drug for insomnia treatment.

[Maximization of Added Value of Products]

<*Lansoprazole* (Japan brand name: *Takepron*)>

- In August 2007, Takeda received approval from the Ministry of Health, Labor and Welfare for an additional dosage and administration for secondary eradication of Helicobacter pylori in gastric/duodenal ulcers, when using a regimen of lansoprazole, amoxicillin and metronidazole.

<*Pioglitazone* (Brand name: *Actos*)>

- In June 2007, Takeda filed an application with the Ministry of Health, Labor and Welfare for an additional indication of *Actos* for concomitant therapy with insulin.
- In March 2008, at the 57th Scientific Session of the American College of Cardiology, the results of PERISCOPE (*1), a large-scale clinical study of *Actos* with Type II diabetic patients, were presented. The results of this study showed that treatment with *Actos* reduced the volume of coronary-artery plaque and reduced hardening of coronary arteries.
  *1 Pioglitazone Effect on Regression of Intravascular Sonographic Coronary Obstruction Prospective Evaluation

<*Risedronate* (Japan brand name: *Benet*)>

- In April 2007, the Ministry of Health, Labor and Welfare in Japan approved *Benet* Tablet 17.5 mg, which is a once-a week formulation, for the treatment of osteoporosis. It was launched in the market in June 2007.
- In July 2007, Takeda filed an application with the Ministry of Health, Labor and Welfare for an additional indication of Paget's disease of bone for *Benet* Tablet 17.5 mg.

<*Candesartan* (Japan brand name: *Blopress*)>

- In November 2007, at the 80th Scientific Sessions of the American Heart Association, the results of HIJ-CREATE (*2), a large-scale clinical study of *Candersartan* with coronary artery disease patients with hypertension, were presented. The result of this clinical trial showed that drug treatment using *Candesartan* significantly reduced new onset of diabetes, and reduced the incidence of major adverse cardiovascular events in patients with impaired renal function.
  *2 The Heart Institute of Japan-Candesartan Randomized trial for Evaluation in Coronary Artery Disease
- In March 2008, Takeda submitted an application to the Ministry of Health, Labor and Welfare in Japan for the manufacture and sale for a fixed combination of *Blopress* and hydrochlorothiazide (diuretic).

<*Voglibose* (Japan brand name: *Basen*)>

- In December 2007, Takeda filed an application with the Ministry of Health, Labor and Welfare in Japan for an additional indication of "prevention of onset of Type II diabetes in patients with impaired glucose tolerance (IGT)" for *Basen* Tablet 0.2 and *Basen* OD Tablet 0.2, which are agents improving for postprandial hyperglycemia.

[In-licensing and alliance activities]

- In May 2007, Takeda entered into an agreement with BioWa Inc. of the U.S., which provides Takeda with a non-exclusive right to access to BioWa's patented POTELLIGENT® Technology platform for the development of ADCC (*3) enhanced antibodies.
  *3 Antibody-dependent cellular cytotoxicity
  ADCC activity is one of the functions of the human immune system. The enhancement of ADCC is expected to lead to advantages, such as an increasing antitumor activity.
- In June 2007, Takeda signed a collaboration agreement with Archemix of the U.S. for discovery and development of aptamer drugs.
- In August 2007, Takeda entered into an agreement with Santhera Pharmaceuticals of Switzerland, regarding marketing of idebenone for the indication of Duchenne muscular dystrophy in Europe.
- In September 2007, Takeda entered into alliance with H. Lundbeck A/S of Denmark for co-development and co-commercialization in the U.S. and Japan of compounds created by Lundbeck for the treatment of mood and anxiety disorders. In December 2007, a Phase III clinical trial started for Lu AA21004.
- In January 2008, Phase I trials for Hematide™ (an anemia drug for patients with renal failure or cancer patients, being developed jointly with Affymax, Inc. of the U.S.) was commenced in the U.S. with cancer patients with chemotherapy-induced anemia.
- In February 2008, Takeda entered into a license agreement with Amgen, Inc. of the U.S. regarding a number of clinical candidates for cancer, inflammation, acute pain and other diseases, owned by Amgen and in the development phase.
- In March 2008, Takeda entered into an agreement with the Japan Poliomyelitis Research Institute for sharing and commercialization of Sabin-IPV (inactivated poliovirus vaccine) seed virus.
- In March 2008, Takeda and Cell Genesis, Inc. of the U.S. entered into an international exclusive development and commercialization agreement for GVAX, a clinical candidate as a vaccine for prostate cancer discovered by Cell Genesis.

[Improvement and reinforcement of R&D organization]

- In November 2007, Takeda San Francisco, a wholly owned subsidiary of Takeda, was incorporated in order to establish an antibody platform based on technologies such as the discovery, development, enhancement of activity and manufacture of antibody drugs and to achieve the earliest possible launch of antibody medicines.

- In February 2008, Takeda and Amgen, Inc. of the U.S. entered into a share transfer agreement under which all shares of Amgen K.K. (a wholly owned subsidiary of Amgen, Inc.) were transferred to Takeda. As a result of this transaction, Amgen K.K. became a wholly owned subsidiary of Takeda Pharmaceutical. Subsequently in April, the company was renamed and commenced operations as Takeda Bio Development Center Limited. Takeda Bio Development Center is now engaged in clinical development of antibody drugs for cancer, inflammation, acute pain and other diseases in accordance with the a separate license agreement that was entered into between Takeda and Amgen, Inc. in February 2008.

5) Outlook for Fiscal 2008

The outlook for consolidated result for the full year of fiscal 2008 is as follows:

(Billions of yen)

		Year-on-year change
Net sales	¥1,570.0	Increase ¥195.2 (14.2%)
Operating income	¥240.0	Decrease ¥183.1 (43.3%)
Ordinary income	¥260.0	Decrease ¥276.4 (51.5%)
Net income	¥160.0	Decrease ¥195.5 (55.0%)

[Net sales]

Consolidated net sales are expected to increase from the previous year, due to sales growth of products such as *Actos*, *Takepron* and a drug for rheumatoid arthritis *Enbrel* in Japan, sales growth of *Amitiza* by TPNA in the U.S., and restructuring of TAP into a wholly-owned subsidiary and acquisition of Millennium Pharmaceuticals Inc. ("Millennium").

[Operating income]

Gross profit will grow supported by the expected sales revenue expansion. However, operating profit will decrease significantly from the previous year mainly due to the first inclusion of Millennium's R&D expenses and amortization of intangible fix assets in the consolidation after acquisition.

[Ordinary income and net income]

Ordinary income and net income are expected to decrease significantly from the previous year due to a decrease in operating income and a decrease in non-operating income resulting from decreased interest income due to significant shrinkage of cash on hand and lowering of interest rates.

[Assumptions used in preparing the Outlook]

The foreign exchange rates are assumed to be US$1 = ¥100 and 1 euro = ¥155.

[Forward looking statements]

The outlook presented in this presentation is the result of management's assessment based upon currently available information, and the actual performance could be influenced by various risks and uncertainties. Regarding the acquisition of Millennium Pharmaceuticals, Inc., the impacts of the acquisition are reflected with the assumption that it would become Takeda's wholly owned subsidiary. In addition, the accounting procedures of asset valuation, asset allocation and the method and the term of its depreciation are to be finalized through asset valuation by third-party external specialists and audit by independent auditors. Therefore, these outlook figures are in-house estimates and not yet final.

Furthermore, the forecasted effects on consolidated results of making both TAP and Millennium wholly owned subsidiaries are for 11 months only (from May 2008 to March 2009).

(2) Analysis of Financial Position

1) Cash Flow

Cash flow for the current year resulted in a net outflow of ¥34.5 billion.

Compared with the previous year, net cash inflow decreased by ¥55.9 billion. Although there were some positive factors, such as payment of additional tax in the previous year (for tax correction in accordance with the rules on transfer pricing taxation), and the decrease in buyback of treasury stocks during the current year, these positive factors were more than offset by negative factors such as the decrease in net income before tax, the increase in dividends and loss from currency translation in cash and deposit balances denominated in the U.S. dollar due to the appreciation of the yen against the U.S. dollar.

As a result, cash and cash equivalents (marketable securities and time deposits that mature or are redeemable within 3 months of the date of acquisition) as of March 31, 2008 was ¥1,613.2 billion. Investment in property, plant and equipment totaled ¥38.9 billion.

2) Cash Flow Indicators

The table below shows trends in cash flow indicators.

	Year ended 3/31/04	Year ended 3/31/05	Year ended 3/31/06	Year ended 3/31/07	Year ended 3/31/08
Shareholders' equity ratio	76.3%	78.6%	77.2%	78.8%	80.0%
Shareholders' equity ratio on market value basis	175.9%	177.7%	195.2%	216.2%	147.6%
Ratio of interest-bearing liabilities to cash flow	2.4%	2.8%	1.7%	1.2%	0.8%
Interest coverage ratio	1,297.5	1,451.6	1,466.1	2,246.7	3,919.7

Notes: Shareholders' equity ratio: (Net assets - Minority interest)/Total assets

Shareholders' equity ratio on market value basis : Market capitalization/Total assets

Ratio of interest-bearing liabilities to cash flow : interest bearing debts/Cash flow

Interest coverage ratio: Cash flow/Interest expenses

* Each indicator is calculated based on consolidated financial results.
* Market capitalization is calculated by: multiplying the closing price at the term-end by the number of outstanding shares at the term-end (excluding treasury stocks).
* Cash flow is net cash provided by operating activities reported on the consolidated statement of cash flow, less interest expenses and income taxes paid.
  Interest-bearing debt includes all consolidated balance sheet-reported liabilities on which interest is paid. For interest expenses, the amount of interest payment reported on the consolidated statement of cash flow is used.

(3) Basic Policy for Profit Distribution and Dividends for Fiscal 2007 and 2008 and Treasury Stock Buyback/Cancellation

1) Basic Policy for Profit Distribution

In order to ensure sustainable growth in corporate value, Takeda will continue to make strategic investments with the aim of enhancing its R&D pipeline in a way suitable to a Research & Development-driven global pharmaceutical company, and of improving its business infrastructure both in Japan and overseas. As for profit distribution, Takada plans to buy back shares as needed, in order to improve capital efficiency and further promote return to shareholders, taking into consideration its overall capital requirements, as well as the stable enhancement of the dividend payout ratio.

Takeda's basic dividend policy, from a long-term perspective, is to maintain stable profit distribution that is appropriate to the company's consolidated financial results. At the same time, we plan to gradually increase the consolidated dividend payout ratio, targeting around 45% (on earnings before amotization of intangible assets associated with acquisition on Millennium as a wholly owned subsidiary) in fiscal 2010, the final year of the 2006-2010 Medium-term Plan.

2) Dividend for Fiscal 2007

Takeda plans to pay a year-end dividend of ¥84 per share. This, together with the interim dividend of ¥84 already paid, will achieve an annual dividend of ¥168 for the year ended March 31, 2008 (consolidated payout ratio of 40.1%), an increase by ¥40 from the previous year.

3) Dividend for Fiscal 2008

For the next fiscal year, Takeda plans to pay an annual dividend of ¥170 per share (including an interim dividend of ¥85), an increase of ¥2 from fiscal 2007.

4) Treasury stock buyback and cancellation

During the year ended March 31, 2008, Takeda bought 16,497 thousand shares back on the market, totaling ¥128.6 billion. Takeda started the share buyback in the previous year. Combined with those acquired during the previous year, shares bought back totaled 45,403 thousand shares, or ¥342.0 billion. (Outstanding balance of shares bought back as of March 31, 2008 were 46,329 thousand including shares acquired in the buyback of fractional shares less than the trading unit.)
Subsequently, in April 2008, Takeda bought 11,000 thousand shares back at ¥57.8 billion on the market.
Moreover, cancellation of 57,130 thousand shares of treasury stock (6.42% of the total issued shares before retirement) was resolved by the board of directors of the Company.

(4) Risk Factors in Business

Takeda's business performance is exposed to various risks at present and in the future, and may experience unexpected fluctuations due to occurrence of those risks. Below is a discussion of assumed main risks Takeda might face in its business activities. Takeda intends to work to prevent such occurrence, insofar as possible while fully identifying these potential risks—and will ensure a precise response in the event of their occurrence.
In addition, the future events contained in these items are envisioned as of the end of fiscal 2007.

1) Risk in R&D

While Takeda strives for efficient R&D activities aimed at launching new products in each market of Japan, the United States, Europe and Asia as early as possible, marketing of ethical drugs is allowed only when they have been approved through rigorous investigations of efficacy and safety as stipulated by the competent authorities, whether they are in-house developed or licensed compounds.

If it turns out that the efficacy and safety of such compounds do not meet the required level for approval, or if reviewing authorities express concern regarding the nonconformity of such compounds, Takeda will have to give up R&D activities for such compounds at that point, or will conduct additional clinical or non-clinical testing. As a result, Takeda might be exposed to risk of uncollectibility of costs incurred, experience delay in launching new products, or be forced to revise its R&D strategy.

2) Risk in intellectual property rights

Takeda's products are protected by two or more patents covering substance, processes, formulations and uses for a certain period.

While Takeda strictly manages intellectual property rights, including patents, and always keeps careful watch for potential infringement by a third party, expected earnings may be lost if the intellectual property rights held by Takeda are infringed by a third party. Or, if Takeda's in-house product proved to have infringed a third party's intellectual property rights, Takeda might be asked for compensation.

3) Risk of sales decrease following patent expirations

While Takeda takes active measures to extend product life cycles, including the addition of new indications and formulations, generic drugs inevitably penetrate the market following patent expirations of most branded products. In addition, the increasing use of generic drugs and prescription-to-OTC switches also intensifies competition, both in domestic and overseas markets, especially in the U.S. market. Takeda's sales of ethical drugs may drop sharply, depending on such impact.

4) Risk of side effect

Although ethical drugs are only allowed placement on the market after approval for production and marketing following rigorous investigation by the competent authorities around the world, accumulated data during the post-marketing period might expose side effects not confirmed at launch. If new side effects are identified, Takeda will be required to describe such side effects in a "precautions" section of the package insert or to restrict usage of such drugs, or will be forced to discontinue sale of or recall such products.

5) Risk of price-reduction due to movements to curtail drug costs

In the U.S. market, which is the world's largest, the use of low-value generic drugs is promoted and the pressure for reduction of brand drug prices is increasing as a result of the strong demand by the federal and state governments and the Managed Care. In Japan, National Health Insurance (NHI) prices for drugs have been reduced every other year, and the use of generic drugs is also promoted. In the European market, drug prices have been reduced in similar situations, due to the measures implemented in each country to control drug costs, and the expansion of parallel imports. Price reduction as a result of drug cost-curtailing efforts being made by each country can significantly influence the business performance and financial standing of the Takeda Group.

6) Influence of exchange fluctuations

The Takeda Group's overseas net sales in fiscal 2007 amounted to ¥694.2 billion, which accounted for 50.5% of total consolidated sales. Among others, sales in North America were ¥463.4 billion, which accounted for 33.7% of total consolidated sales. Moreover, with regard to TAP in the U.S., the "equity in earnings of affiliates" was ¥51.8 billion. For this reason, Takeda Group's business performance and financial standings are considerably affected by currency rates, especially fluctuations in the dollar-yen conversion rate.

2. The Takeda Group

The Takeda Group consists of 65 companies, including the parent company submitting these consolidated financial statements, 47 consolidated subsidiaries and 17 affiliates accounted for by the equity method. The following chart shows the main business areas of the Takeda Group, the position of the companies that make up the Group within their respective areas of business, and relationships with each segment.


Domestic
Overseas
Takeda Pharmaceutical Company Limited
Pharmaceuticals
[Ethical Drugs]
★ Nihon Pharmaceutical Co., Ltd. (Production/Sales/R&D)
★ Takeda Bio Development Center Limited (Development)
And others
[Consumer Healthcare]
★ Takeda Healthcare Products Co., Ltd. (Production)
And others
Other Businesses
★ Wako Pure Chemical Industries, Ltd. (Production/Sales)
★ Mizusawa Industrial Chemicals, Ltd. (Production/Sales)
◎ Hitachi Inspharma, Ltd. (Note 1) (Information System Support)
And others
Pharmaceuticals
[Ethical Drugs]
(North America)
★Takeda America Holdings, Inc. (Holding Company)
★Takeda Pharmaceuticals North America, Inc. (Sales)
★ Takeda Global Research and Development Center Inc. (Development)
★Takeda San Diego, Inc. (Research)
★Takeda San Francisco, Inc. (Research)
★Takeda Research Investment, Inc. (Research-related Venture Investment)
◎TAP Pharmaceutical Products Inc. (Note 2) (Sales/Development)
(Europe)
★Takeda Europe Holdings B.V. (Holding Company)
★Takeda Pharmaceuticals Europe, Limited. (Supervision of Sales & Marketing)
★ Laboratoires Takeda (Sales)
★ Takeda UK Limited (Sales)
★ Takeda Pharma GmbH (Sales)
★ Takeda Pharma Ges.m.b.H (Sales)
★ Takeda Pharma AG (Sales)
★ Takeda Italia Farmaceutici S.p.A. (Production/Sales)
★ Takeda Cambridge Ltd. (Research)
★ Takeda Global Research and Development Centre (Europe) Ltd. (Development)
★ Takeda Ireland Limited (Production)
★ Takeda Pharma Ireland Limited (Production)
(Asia)
★ Takeda Pharmaceuticals Taiwan, Ltd. (Sales)
★ Tianjin Takeda Pharmaceuticals Co., Ltd. (Production/Sales)
★ P.T. Takeda Indonesia (Production/Sales)
★ Takeda Singapore Private Limited (Research)
◎ Boie-Takeda Chemicals, Inc. (Sales)
◎ Takeda (Thailand), Ltd. (Sales)
And others
Product Sales
Consignment Processing
Raw Materials Supply
Other
★: Consolidated Subsidiary
◎: Affiliate Accounted for by the Equity Method

Notes
1. In April 2008, all shares of Hitachi Inspharma, Ltd. owned by Takeda were transferred to Hitachi Limited.
2. In April 2008, in accordance with the agreement with Abbott Laboratories (in March 2008), TAP Pharmaceutical Products, Inc. was divided into two companies. After the division, TAP became a wholly owned subsidiary of Takeda America Holdings, Inc.

Consolidated Subsidiaries and Affiliates
(Consolidated Subsidiaries)

Company name	Address	Capital (millions of yen)	Principal business	Percentage of voting shares owned (%)	Relationship	
					Business transactions	Other
Nihon Pharmaceutical Co., Ltd.	Chiyoda-ku, Tokyo, Japan	¥760	Pharmaceuticals (Ethical Drugs)	87.5 (0.2)	Sells drugs, etc., to Takeda	—
Takeda Pharmaceuticals North America, Inc.	Deerfield, IL U.S.A.	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Purchases drugs from Takeda	—
Takeda Pharmaceuticals Europe, Limited	London, United Kingdom	£4 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Pharma GmbH	Aachen, Germany	EURO 5 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Pharma Ges.m.b.H	Vienna, Austria	EURO 0.1 million	Pharmaceuticals (Ethical Drugs)	100.0*** (100.0)	—	—
Takeda Pharma AG	Lachen, Switzerland	CHF0.3 million	Pharmaceuticals (Ethical Drugs)	100.0*** (100.0)	—	—
Laboratories Takeda	Puteaux Cedex, France	EURO 2 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Italia Farmaceutici S.p.A.	Rome, Italy	EURO 1 million	Pharmaceuticals (Ethical Drugs)	76.9** (76.9)	Purchases drugs from Takeda	—
Takeda UK Limited	Buckinghamshire, United Kingdom	£86 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Purchases drugs from Takeda	—
Takeda Pharmaceuticals Taiwan, Ltd.	Taipei, Taiwan	NT$90 million	Pharmaceuticals (Ethical Drugs)	100.0	Purchases drugs from Takeda	—
P.T. Takeda Indonesia	Jakarta, Indonesia	Rp1,467 million	Pharmaceuticals (Ethical Drugs)	70.0	Purchases drugs from Takeda	—
Tianjin Takeda Pharmaceuticals Co., Ltd.	Tianjin, China	US$19 million	Pharmaceuticals (Ethical Drugs)	75.0	Purchases drugs from Takeda	—
Takeda America Holdings, Inc.	New York, NY U.S.A.	US$2,827 million	Pharmaceuticals (Ethical Drugs)	100.0	—	—
Takeda Europe Holdings B.V.	Amsterdam, Netherlands	EURO 267 million	Pharmaceuticals (Ethical Drugs)	100.0	—	—
Takeda San Diego, Inc.	San Diego, CA U.S.A.	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Handles drug research on behalf of Takeda and collaborative research	—
Takeda San Francisco, Inc.	South San Francisco, CA, U.S.A.	US$1	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	Handle drug research on behalf of Takeda	—
Takeda Research Investment, Inc.	Palo Alto, CA U.S.A.	US$35 million	Pharmaceuticals (Ethical Drugs)	100.0* (100.0)	—	—
Takeda Cambridge, Ltd.	Cambridge, United Kingdom	£3 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	Handles drug research on behalf of Takeda	—
Takeda Singapore, Ltd	Singapore	S$2 million	Pharmaceuticals (Ethical Drugs)	100.0**** (100.0)	—	—
Takeda Global Research and Development Center, Inc.	Deerfield, IL U.S.A.	US$5 million	Pharmaceuticals (Ethical Drugs)	100.0***** (100.0)	Handles drug development and acquisition of approval on behalf of Takeda	—
Takeda Global Research and Development Centre (Europe), Ltd.	London, United Kingdom	£0.8 million	Pharmaceuticals (Ethical Drugs)	100.0** (100.0)	—	—
Takeda Bio Development Center Limited	Chiyoda-ku, Tokyo Japan	¥975	Pharmaceuticals (Ethical Drugs)	100.0	Handle drug development and acquisition of approval on behalf of Takeda	—
Takeda Ireland Limited	Kilruddery, Ireland	EURO 92 million	Pharmaceuticals (Ethical Drugs)	100.0	Handles drug manufacture on behalf of Takeda	—
Takeda Pharma Ireland Limited	Dublin, Ireland	EURO 654 million	Pharmaceuticals (Ethical Drugs)	100.0 (21.4)	—	—
Takeda Healthcare Products Co., Ltd.	Fukuchiyama, Kyoto, Japan	¥400	Pharmaceuticals (Consumer Healthcare)	100.0	Sells over-the-counter drugs to Takeda	Leases land and buildings from Takeda
Wako Pure Chemical Industries, Ltd.	Chuo-ku, Osaka, Japan	¥2,340	Other Segment (Other Segment)	70.3 (0.3)	Sells reagents to Takeda	—
Mizusawa Industrial Chemicals, Ltd.	Chuo-ku, Tokyo, Japan	¥1,519	Other Segment (Other Segment)	54.2	—	—
and 20 others						

(Affiliates)

Company name	Address	Capital (millions of yen)	Principal business	Percentage of voting shares owned (%)	Relationship	
					Business transactions	Other
TAP Pharmaceutical Products Inc.	Lake Forest, IL U.S.A.	US$40 million	Pharmaceuticals (Ethical Drugs)	50.0* (50.0)	Purchases drugs from Takeda	—
Boie-Takeda Chemicals, Inc.	Manila, Philippines	PHP107 million	Pharmaceuticals (Ethical Drugs)	50.0	Purchases drugs from Takeda	—
Takeda (Thailand), Ltd.	Bangkok, Thailand	THB20 million	Pharmaceuticals (Ethical Drugs)	48.0	Purchases drugs from Takeda	—
Hitachi Inspharma, Ltd.	Nishi-ku, Osaka Japan	¥225	Other Segment (Other segment)	34.0	Handles development and management of information systems on behalf of Takeda	—
and 13 others						

Notes:

1. The "Principle business" column includes business segment information.
2. Takeda America Holdings, Inc., Takeda UK Limited, Takeda Ireland Ltd., Takeda Pharma Ireland Limited and Takeda Europe Holdings B.V. are qualified as special subsidiaries.
3. Companies with * are owned by Takeda America Holdings, Inc.; companies with ** are owned by Takeda Europe Holdings B.V.; companies with *** are owned by Takeda Pharma GmbH; the company with **** are owned by Takeda Cambridge Limited; and the company with ***** are owned by Takeda Pharmaceuticals North America, Inc.
4. Wako Pure Chemical Industries, Ltd. issues a securities report (*yuka shoken hokokusho*) to the Ministry of Finance in Japan.
5. Figures in parentheses in "Percentage of voting shares owned" represent the percentage indirectly owned by Takeda Pharmaceutical Company Limited.
6. In April 2007, all Wyeth K.K. shares owned by Takeda were transferred to Wyeth in the U.S.A.
7. In April 2007, all Takeda-Kirin Food Corporation shares owned by Takeda were transferred to Kirin Brewery Co, Ltd.
8. In October 2007, all House Wellness Foods Corporation shares owned by Takeda were transferred to House Food Corp.
9. In October 2007, all Sumitomo Chemical Takeda Agro Company, Ltd. shares owned by Takeda were transferred to Sumitomo Chemical Co. Ltd.
10. In November 2007, Takeda San Francisco, Inc. was incorporated as a wholly owned subsidiary of Takeda America Holdings, Inc.
11. In March 2008, Takeda acquired all shares of Amgen K.K. (a wholly owned subsidiary of Amgen Inc., U.S.) and renamed the company as Takeda Bio Development Center Limited.

3. Management Policy

(1) Basic Management Policy

Focusing on "Takeda-ism (which refers to integrity = fairness, honesty, perseverance) as the basis for all its business activities, Takeda is aiming at realizing its management mission of "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products."

As part of the five-year 2006-2010 Medium-Term Plan, Takeda has been working towards the "creation of a global pharmaceutical company" with a solid medium- to long-term vision. Fiscal 2008 is the turning point of the 2006-2010 Medium-Term Plan. As explained in the "Important Events for Company Management" section below, during fiscal 2008, TAP in the U.S. will be merged into TPNA and Takeda Global R&D Center, Inc. Moreover, the tender offer for shares of Millennium in the U.S. will be completed in fiscal 2008. Through these transactions, Takeda will accelerate its speed for further expansion. Takeda will dedicate its collective efforts to thoroughly enhance its strengths, such as its "capability to establish and implement in-depth strategies from a long-term perspective" and its "high productivity and efficiency." At the same time, all energies of the Group will be concentrated on the following tasks, with a view to maximizing the company's corporate value.

(1) Enhancement of R&D pipeline centered on creation of new drugs from in-house R&D activities
As a "Research & Development-driven global pharmaceutical company," Takeda will establish an organization that is able to consistently create new drugs from in-house research. In accordance with predetermined priorities, resources will be concentrated on selected strategic projects in order to improve the speed and efficiency of R&D. The Company will achieve steady growth over the medium-to-long-term, mainly driven by its in-house products. Especially in fiscal 2008, Takeda will solidify its R&D infrastructure for cancer drugs, firmly establishing oncology as the second of its core therapeutic fields after lifestyle-related diseases. Moreover, our top priority is on the earliest acquisition of U.S. marketing approval for the next-generation core strategic products SYR-322 and TAK-390MR (applications for their respective marketing approvals were filed with FDA at the end of 2007) and the maximization of product added value.

(2) Realization of independent global marketing operations
Takeda will realize its own unique and efficient marketing operations by sharing best practices in marketing activities and marketing operations structure between Japan, the Americas, Europe and Asia, while also maintaining independent operation management systems that take into account the different regulations and business practices in the respective regions. In particular, in fiscal 2008, the operations restructuring should be completed smoothly in the U.S., which provides us with a well organized marketing organization ready to maximize the sales of the next generation core strategic products SYR-322 and TAK-390MR (applications for their respective marketing approvals were filed in the U.S. at the end of 2007).

(3) Promotion of an efficient global management system
In addition to promoting corporate functions, group-wide management of R&D, production, marketing, alliances, and intellectual property will be further promoted. By focusing on both optimum business operations globally and adaptation to the unique business environment in each region, Takeda aims to establish its own unique efficient global management system.

Takeda has the following management indicators. Earnings per share (EPS): annual growth of 7% on average (excluding extraordinary profit/loss, acquisitions and other special factors; see note below); and return on equity (ROE): to maintain the fiscal 2005 level. In order to attain these targets, Takada will actively challenge the above-mentioned tasks and various other management issues.

(Note) EPS (excluding extraordinary income/loss, acquisitions and other special factors)
Net income for the year less:

(1) Extraordinary income/loss resulting from sales of non-drug businesses and unutilized real estate, etc.

and

(2) Amortization of goodwill, intangible fixed assets and in-process R&D expenses (lump-sum depreciation of fair appraisal value of developed items) incurred through M&A activities, etc., divided by the average number of outstanding shares during the year.

(2) Important Events for Company Management

1) Restructuring of U.S. operations

In March 2008, Takeda and Abbott Laboratories ("Abbott") of the U.S. reached an agreement to divide TAP (a joint venture between Takeda America Holdings, Inc. ("TAH") and Abbott) into two companies equally in value. By this company division, TAP will become a wholly owned subsidiary of TAH. Subsequently, it is planned to merge TAP into TPNA, and for TAP's development function to be transferred to Takeda Global R&D Center, Inc.

As a result of this organizational restructuring in the U.S., the Takeda Group's marketing and development functions in the U.S. will be concentrated into one system that can realize efficient business operations and respond flexibly to changes in market needs and product lines.

2) Acquisition of the shares of U.S. bio-pharmaceutical company Millennium Pharmaceuticals, Inc.

In April 2008, Takeda reached an agreement with the U.S. bio-pharmaceutical company Millennium, that Takeda will acquire Millennium through a cash tender offer to be exercised by Mahogany Acquisition Corp., a fully owned subsidiary of TAH.

To realize Takeda's goal to become a leading global pharmaceutical company, it is necessary for the Company to further strengthen its advantage in the lifestyle-related disease field, and, at the same time, to establish its position as a leading company in the oncology field, which is forecast to grow strongly in the future. Acquiring Millennium and making it a subsidiary through this cash tender offer will greatly contribute to this strategy. Takeda sees Millennium as a core company for the Takeda Group's product strategy and related functions in the oncology field. By maximizing the synergies from the Millennium acquisition, Takeda will focus on the expansion of its R&D pipelines and strengthen its presence in the U.S.

(3) Litigation and Other Legal Matters

1) Litigation

In the U.S., many civil lawsuits have been filed by such complainants as patients, insurance companies and state governments against numerous pharmaceutical companies, including major enterprises, over the sale of various pharmaceuticals. The complaints seek among others for damages resulting from price discrepancies between the average wholesale price (AWP) as published by independent industry compendia and the actual selling prices. Thus, these types of lawsuits are sometimes called "AWP litigation." Actions have been brought against TAP in several federal and state courts over *Lansoprazole* (marketed under the brand name *Prevacid* in the U.S.), and in one case Takeda is also named as a defendant. Similarly, AWP suits have been brought against TPNA over *Actos* in several state courts.

2) Correction for transfer pricing taxation

On June 28, 2006, Takeda received a notice of correction for transfer pricing taxation from the Osaka Regional Taxation Bureau (ORTB). ORTB concluded that profits earned in the U.S. market in relation to product supply and license transactions between Takeda and TAP were under-allocated to Takeda over the six fiscal years from the year ended March 31, 2000 through the year ended March 31, 2005. Total taxable income assessed was ¥122.3 billion and additional tax due, including local and other taxes, was approximately ¥57.1 billion. Takeda paid these additional taxes in July 2006. However, in protest against this corrective action, Takeda filed a request for reinvestigation with ORTB on August 25, 2006.

Takeda is diligently taking all necessary and proper measures to cope with the aforementioned lawsuits and incidents.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

ASSETS	As of March 31, 2008		As of March 31, 2007		Increase (decrease)
Current assets	2,243,792	78.7%	2,357,713	76.7%	(113,921)
Cash and deposits	239,528		385,439		(145,911)
Notes and accounts receivable	248,189		261,975		(13,786)
Marketable securities	1,445,465		1,414,497		30,968
Inventories	116,131		105,307		10,824
Deferred tax assets	140,962		139,223		1,739
Other current assets	54,415		51,807		2,608
Allowance for doubtful receivables	(899)		(535)		(364)
Fixed assets	605,487	21.3	714,788	23.3	(109,301)
Tangible fixed assets:	236,134	8.3	238,446	7.8	(2,312)
Buildings and structures	105,799		107,855		(2,056)
Machinery, equipment and carriers	49,158		53,313		(4,155)
Tools and fixtures	9,537		10,020		(483)
Land	61,835		62,271		(436)
Construction in progress	9,804		4,987		4,817
Intangible fixed assets:	10,191	0.4	10,788	0.3	(597)
Goodwill	3,656		4,656		(1,000)
Other intangible fixed assets	6,535		6,132		403
Investments and other assets:	359,162	12.6	465,554	15.2	(106,392)
Investment securities	292,777		394,645		(101,868)
Long-term loans	232		245		(13)
Prepaid pension costs	34,365		23,750		10,615
Real estates for lease	21,625		22,401		(776)
Deferred tax assets	4,400		18,582		(14,182)
Other fixed assets	5,960		6,072		(112)
Allowance for doubtful receivables	(197)		(142)		(55)
Total assets	2,849,279	100.0	3,072,501	100.0	(223,222)

(Millions of yen)

LIABILITIES AND NET ASSETS					
	As of March 31, 2008		As of March 31, 2007		Increase (decrease)
Total liabilities	526,746	18.5%	611,385	19.9%	(84,639)
Current liabilities:	428,711	15.1	442,407	14.4	(13,696)
Notes and accounts payable	72,465		77,438		(4,973)
Short-term loans	3,361		4,961		(1,600)
Income taxes payable	90,265		100,734		(10,469)
Accrued expenses	129,874		111,260		18,614
Reserve for bonuses	37,366		35,753		1,613
Other reserves	7,946		8,228		(282)
Other current liabilities	87,434		104,032		(16,598)
Long-term liabilities:	98,035	3.4	168,978	5.5	(70,943)
Deferred tax liabilities	59,946		124,689		(64,743)
Reserve for retirement benefits	17,537		26,642		(9,105)
Reserve for directors' retirement bonuses	2,220		1,941		279
Reserve for SMON compensation	4,152		4,315		(163)
Other long-term liabilities	14,180		11,392		2,788
Net assets	2,322,533	81.5	2,461,116	80.1	(138,583)
Shareholders' equity	2,314,176	81.2	2,216,686	72.2	97,490
Common stock	63,541		63,541		—
Capital surplus	49,638		49,638		—
Retained earnings	2,523,641		2,297,438		226,203
Treasury stock	(322,644)		(193,932)		(128,712)
Valuation and translation adjustments	(33,394)	(1.2)	203,559	6.6	(236,953)
Unrealized gain on securities	130,453		186,045		(55,592)
Deferred hedge gain/loss	(118)		(398)		280
Foreign currency translation adjustment	(163,728)		17,912		(181,640)
Minority interest	41,750	1.5	40,871	1.3	879
Total liabilities and net assets	2,849,279	100.0	3,072,501	100.0	(223,222)

(2) Consolidated Statements of Income

(Millions of yen)

	Fiscal 2007		Fiscal 2006		Increase (decrease)
Net sales	1,374,802	100.0%	1,305,167	100.0%	69,635
Cost of sales	278,631	20.3	279,662	21.4	(1,031)
Gross profit	1,096,171	79.7	1,025,505	78.6	70,666
Selling, general and administrative expenses	673,048	48.9	567,005	43.5	106,043
Operating income	423,123	30.8	458,500	35.1	(35,377)
Non-operating income:	132,330	9.6	140,161	10.7	(7,831)
Interest income	56,818		51,658		5,160
Dividend income	5,246		4,586		660
Equity in earnings of affiliates	56,711		66,201		(9,490)
Other non-operating income	13,556		17,715		(4,159)
Non-operating expenses:	19,039	1.4	13,642	1.0	5,397
Interest expense	333		247		86
Other non-operating expenses	18,705		13,395		5,310
Ordinary income	536,415	39.0	585,019	44.8	(48,604)
Extraordinary income:	40,428	3.0	40,360	3.1	68
Gains on sale of fixed assets	*1 751		*1 4,321		(3,570)
Gains on sale of shares of affiliates	*2 38,645		*4 17,058		21,587
Gains from transfer of businesses	—		*5 18,981		(18,981)
Gains from change in retirement benefits system	*3 1,031		—		1,031
Income before income taxes and minority interests	576,842	42.0	625,379	47.9	(48,537)
Income taxes:	218,766	15.9	285,844	21.9	(67,078)
Current	238,549		243,842		(5,293)
Prior year	—		*6 57,080		(57,080)
Deferred	(19,783)		(15,078)		(4,705)
Minority interests	2,623	0.2	3,730	0.3	(1,107)
Net income	355,454	25.9	335,805	25.7	19,649

*1 Gains on the sale of idle real estates, consisting mainly of land

*2 Gains from transfer of shares of Wyeth K.K., Takeda-Kirin Food Corporation, House Wellness Foods Corporation, Ltd. and Sumitomo Chemical Takeda Agro Company. Ltd.

*3 These gains were recorded because a part of Takeda's lump-sum retirement payment plan was replaced with a defined-contribution pension plan.

*4 Gains from transfer of shares of Wyeth K.K. and Mitsui Takeda Chemicals, Inc.

*5 Gains from transfer of the beverage and food business of Takeda Food Products, Ltd.

*6 Additional taxes paid for correction under the transfer pricing taxation system in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc.

(3) Consolidated Statements of Changes in Net Assets

Fiscal 2007 (April 1, 2007 - March 31, 2008) (Millions of yen)

	Shareholder's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Shareholder's equity
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686
Changes during fiscal 2007					
Dividends from surplus			(129,251)		(129,251)
Net income			355,454		355,454
Treasury stock buyback				(128,758)	(128,758)
Treasury stock disposition		0		46	46
Net change in items other than shareholders' equity during fiscal 2007					—
Total changes during fiscal 2007	—	0	226,203	(128,712)	97,491
Balance as of March 31, 2008	63,541	49,638	2,523,641	(322,644)	2,314,176

	Valuation and translation adjustments				Minority interest	Total net assets
	Unrealized gain on securities	Deferred hedge gain/loss	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116
Changes during fiscal 2007						
Dividends from surplus						(129,251)
Net income						355,454
Treasury stock buyback						(128,758)
Treasury stock disposition						46
Net change in items other than shareholders' equity during fiscal 2007	(55,593)	280	(181,640)	(236,953)	879	(236,074)
Total changes during fiscal 2007	(55,593)	280	(181,640)	(236,953)	879	(138,583)
Balance as of March 31, 2008	130,453	(118)	(163,728)	(33,394)	41,750	2,322,533

Fiscal 2006 (April 1, 2006 - March 31, 2007) (Millions of yen)

	Shareholder's equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Shareholder's equity
Balance as of March 31, 2006	63,541	49,641	2,062,226	(3,046)	2,172,362
Changes during fiscal 2006					
Dividends from surplus			(98,778)		(98,778)
Bonuses to directors and corporate auditors			(320)		(320)
Net income			335,805		335,805
Treasury stock buyback				(235,834)	(235,834)
Treasury stock disposition		(3)	(1,495)	44,948	43,451
Net change in items other than shareholders' equity during fiscal 2006					—
Total changes during fiscal 2006	—	(3)	235,212	(190,886)	44,323
Balance as of March 31, 2007	63,541	49,638	2,297,438	(193,932)	2,216,686

	Valuation and translation adjustments				Minority interest	Total net assets
	Unrealized gain on securities	Deferred hedge gain/loss	Foreign currency translation adjustment	Total valuation and translation adjustments		
Balance as of March 31, 2006	171,844	—	4,224	176,068	47,193	2,395,623
Changes during fiscal 2006						
Dividends from surplus						(98,778)
Bonuses to directors and corporate auditors						(320)
Net income						335,805
Treasury stock buyback						(235,834)
Treasury stock disposition						43,451
Net change in items other than shareholders' equity during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	21,169
Total changes during fiscal 2006	14,202	(398)	13,688	27,492	(6,322)	65,493
Balance as of March 31, 2007	186,045	(398)	17,912	203,559	40,871	2,461,116

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
Net income before income taxes and minority interests	576,842	625,379	(48,537)
Depreciation and amortization	31,690	28,820	2,870
Net interest and dividend income	(61,730)	(55,997)	(5,732)
Equity in earnings of affiliates	(12,192)	(8,145)	(4,047)
Loss (gain) on sales and disposals of property, plant and equipment	(96)	(3,413)	3,317
Loss (gain) on sales of marketable securities	223	(633)	856
Gains on sale of shares of affiliates	(38,645)	(17,058)	(21,587)
Gains on transfer of businesses	—	(18,981)	18,981
Decrease (increase) in notes and accounts receivable	6,832	(30,020)	36,852
Decrease (increase) in inventories	(14,510)	(7,052)	(7,458)
Increase (decrease) in notes and accounts payable	(1,033)	1,213	(2,246)
Other	8,446	(1,358)	9,804
Subtotal	495,828	512,754	(16,926)
Interest received and paid and dividends received	60,463	54,996	5,467
Income taxes paid	(263,795)	(356,979)	93,184
Settlement paid related to bulk vitamin and other cartel cases	—	(1,492)	1,492
Net cash provided by operating activities	292,496	209,280	83,216
Payment for purchases of marketable securities	(252,637)	(325,813)	73,177
Proceeds from sales and redemption of marketable securities	308,478	477,009	(168,532)
Payment for deposit of funds into time deposits	(41,300)	(59,900)	18,600
Proceeds from redemption of time deposits	64,900	—	64,900
Payment for purchases of property, plant and equipment	(32,618)	(29,151)	(3,467)
Proceeds from sales of property, plant and equipment	2,228	6,211	(3,983)
Payment for purchases of investment securities	(455)	(5,210)	4,755
Proceeds from sales of investment securities	57,503	39,968	17,535
Payment for acquisition of subsidiaries' shares, resulting in consolidation scope change	(1,756)	(4,724)	2,968
Proceeds from transfer of businesses	—	19,800	(19,800)
Other	(2,594)	(1,798)	(796)
Net cash provided by (used in) investing activities	101,749	116,392	(14,644)
Net increase (decrease) in short-term bank loans	(787)	188	(976)
Repayment of long-term debt	(1,400)	(2,076)	676
Payment for treasury stock buyback	(128,758)	(213,734)	84,976
Dividends paid	(129,167)	(98,757)	(30,410)
Other	(1,970)	(1,564)	(406)
Net cash used in financing activities	(262,082)	(315,942)	53,859
Effect of exchange rate changes on cash and cash equivalents	(166,616)	11,729	(178,345)
Net increase in cash and cash equivalents	(34,454)	21,460	(55,913)
Cash and cash equivalents, beginning of period	1,647,694	1,626,235	21,460
Cash and cash equivalents, end of period	1,613,240	1,647,694	(34,454)

(5) Preparation of Consolidated Financial Statements

1) Scope of Consolidation
Number of consolidated subsidiaries: 47 companies
Names of principal companies and changes in scope of consolidated subsidiaries:
Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group."

2) Application of the Equity Method
Number of affiliated companies accounted for by the equity method: 17 companies
Names of principal companies and changes in scope of affiliated companies accounted for by the equity method:
Refer to "Consolidated Subsidiaries and Affiliates" in "The Takeda Group."

3) Information Related to Account Settlement Date of Consolidated Subsidiaries and etc.
The accounting settlement date for Tianjin Takeda Pharmaceuticals Co., Ltd., a consolidated subsidiary, and TAP Pharmaceutical Products Inc., an equity method-applied affiliate, is December 31. For preparation of consolidated financial statements, tentative financial statements of these two companies as of the date of consolidated accounting settlement were used.

4) Accounting standards
a. Valuation of major assets
– Securities

Trading securities:	Fair value (Cost of securities sold is primarily calculated using the moving-average method.)
Held-to-maturity securities:	Valued at amortized cost (straight-line method)
Other securities	
With market value:	Valued at fair value based on market prices at the balance sheet date (Valuation gains and losses are fully capitalized, and selling costs are primarily calculated using the moving-average method.)
Without market value:	Valued primarily at cost using the moving-average method

– Derivatives: Fair value

– Inventories

Merchandise and finished products:	Valued at lower of cost or market using the weighted average cost method
Semi-finished products and work-in-progress:	Valued at lower of cost or market using the weighted average cost method
Raw materials and supplies:	Valued at lower of cost or market using the moving-average method

b. Method for depreciation of tangible fixed assets and real estate for lease
The Company and its domestic consolidated subsidiaries primarily use the declining-balance method. However, for buildings (excluding attached facilities) acquired on or after April 1, 1998, the straight-line method is employed. Consolidated subsidiaries outside Japan primarily use the straight-line method.
Estimated useful lives are mainly as follows:
Buildings and structures: 15-50 years
Machinery, equipment and carriers: 4-15 years

c. Accounting Standards for Major Reserves
– Allowance for doubtful receivables:
To protect against potential losses from uncollectible notes and accounts receivable, the Company and its domestic consolidated subsidiaries provide for uncollectible receivables based on historical loss ratios. Specific claims are evaluated for the likelihood of recovery and provision is made to the allowance for doubtful receivables in the amount deemed uncollectible.
Foreign consolidated subsidiaries primarily provide for estimated unrecoverable losses on specific claims.

– Reserve for bonuses:
To appropriate funds for the payment of bonuses to employees, the reserve for bonuses is provided according to the expected amount of the payment for employees enrolled at the end of the fiscal year, based on the applicable period.

-- Reserve for retirement benefits:

To cover payment of retirement benefits to employees, reserves are provided as follows:

- Takeda provides for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year, less estimated fair amounts funded under contributory and qualified pension plans.
- Four of the consolidated subsidiaries provide for retirement benefits based on the estimated value of the retirement benefit obligation as of the end of the fiscal year projected at the beginning of each fiscal year, less estimated fair amounts funded under qualified pension plans.
- Other consolidated subsidiaries provide a reserve for retirement benefits equivalent to the amount that would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date.

Prior service cost is amortized using the straight-line method over a fixed number of years (generally five years) within the average remaining years of service when obligations arise.

Actuarial gains and losses are expensed mainly on a straight-line basis over the certain years (generally five years) within the average remaining years of service of employees, allocated proportionately starting from the year each respective gain or loss occurred.

(Additional Information)

Takeda reviewed its traditional retirement benefit plan. As a result of this review, a part of Takeda's lump-sum retirement payment plan was replaced with a defined-contribution pension plan in and after April 2007. In connection with this change, "gains from change in retirement benefits system" of ¥1,031 million were recorded in accordance with the "Accounting of Switchover Between Retirement Benefit Plans" (Corporate Accounting Standards Application Guide No. 1, issued by the Corporate Accounting Standards Committee on January 31, 2002).

-- Reserve for directors' retirement bonuses

To cover payment of retirement bonuses to directors, the reserve for directors' retirement bonuses is stated as the amount to be paid in accordance with internal regulations.

-- Reserve for SMON compensation

The reserve for SMON compensation is stated at an amount calculated in accordance with the Memorandum Regarding the Settlements and the settlements entered into with the Nationwide Liaison Council of SMON Patients' Associations, etc. in September 1979, in order to prepare for the future costs of health care and nursing with regard to the subjects of the settlements applicable to the Company as of the end of the period.

d. Accounting for Lease Transactions

Finance lease transactions other than those for which ownership is deemed to be transferred to the lessee are accounted for as ordinary lease transactions.

e. Principal Methods of Hedge Accounting

-- Methods of hedge accounting

The Takeda Group uses mainly deferred hedging. However, under certain conditions, forward exchange contracts and interest rate swaps are accounted for as if each hedging instrument and hedged item were one combined financial instrument.

-- Hedging instruments, hedged items and hedging policies

The Takeda Group uses interest swaps and option transactions to hedge the portion of cash flow related to future asset management income, which is linked to short-term variable interest rates. In addition, the Takeda Group uses forward foreign exchange contracts and currency options to hedge those foreign currency-denominated transactions that can be individually recognized and are financially material. These hedge transactions are conducted in accordance with established regulations regarding scope of usage and standards for selection of counterparty financial institutions.

-- Method of assessing effectiveness of hedges

Preliminary testing is conducted using statistical methods such as regression analysis, and post-testing is conducted using comparative analysis.

f. Other

Consumption taxes are excluded from revenues and expenses.

5) Valuation of Assets and Liabilities of Consolidated Subsidiaries

Assets and liabilities of consolidated subsidiaries are evaluated by the partial market value method.

6) Amortization of good will and negative good will

Good will is amortized in equal amounts over a period appropriate for each subsidiary (mostly five years).

7) Scope of Funds in Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows comprise cash on hand, demand deposits, and short-term investments that are readily convertible into cash, are exposed to insignificant risk of changes in value and are redeemable in three months or less from each acquisition date.

(6) Changes in Basic Important Matters for Preparation of Consolidated Financial Statements

(The Depreciation Method for Tangible Fixed Assets and Real Estate for Lease)
In accordance with the provisions of the revised Corporation Tax Law, the depreciation method for tangible fixed assets has been changed. Starting from Fiscal 2007, tangible fixed assets acquired on or after April 2007 are depreciated in accordance with the rivised method. This change will have only minor impact on operating income, ordinary income and net income before tax adjustments.

(Additional Information)
Regarding tangible fixed assets acquired on or before March 31, 2007, the differences between their residual values and memorandum values (¥1) are depreciated in accordance with the revised Corporation Tax Law. Specifically, when the depreciated value of a tangible fixed asset reaches 5% of its acquisition cost ("residual value" by the depreciation method applicable before revision) in a certain fiscal year, the difference between such residual value (5% of the acquisition cost) and the memorandum value of such asset is depreciated in an equal amount over five years from the next fiscal year. This change will have only minor impact on operating income, ordinary income and net income before tax adjustments.

(7) Change in Presentation

(Change in Presentation of "Negotiable CDs" in Consolidated Balance Sheets)
In or prior to fiscal 2006, negotiable certificates of deposits issued by Japanese companies have been included in "Cash and deposits." In response to the revision of "the Practice Guidelines for Accounting of Financial Instruments" (Accounting System Committee Report No. 14, July 4, 2007, Japanese Institute of Certified Public Accountants) and "Q&A About Accounting of Financial Instruments" (Accounting System Committee, November 6, 2007, Japanese Institute of Certified Public Accountants), negotiable CDs are included in the "Marketable Securities" account on the financial statements for fiscal 2007. The balance of negotiable CDs included in "Marketable Securities" was ¥89,900 million as of March 31, 2008. (The balance was ¥84,300 million as of March 31, 2007.)

(8) Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

(Millions of yen)

	As of March 31, 2008	As of March 31, 2007	Increase (decrease)
1. Accumulated depreciation			
Tangible fixed assets	409,468	382,242	27,226
Real estates for lease	6,577	5,699	878
2. Pledged assets			
Assets pledged as collateral	5,638	5,607	31
Debt corresponding to pledged assets	1,264	1,864	(600)
3. Guarantees			
Guarantees	2,263	2,926	(663)
4. Notes receivable endorsed	18	15	3

(Notes to Consolidated Statements of Income)

(Millions of yen)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
1. Selling, general and administrative expenses			
(1) Selling expenses			
Advertising expense	38,465	36,467	1,998
Sales promotion expense	46,917	43,884	3,033
Freight and storage expense	6,722	6,720	2
(2) General and administrative expenses			
Salaries	72,292	67,168	5,124
Bonuses and provision for bonuses	29,380	33,258	(3,878)
Retirement benefit expenses	(275)	2,113	(2,388)
R&D expenses	275,788	193,301	82,487
2. Research & development expenses	275,788	193,301	82,487
Manufacture costs for the current year	—	—	—
General and administrative expenses	275,788	193,301	82,487

(Notes to Consolidated Statements of Changes in Net Assets)

Fiscal 2007 (April 1, 2007 – March 31, 2008)

1. Outstanding shares

Type of stock	As of March 31, 2007	Increase	Decrease	As of March 31, 2008
Common stock (thousand shares)	889,272	—	—	889,272

2. Treasury stock

Type of stock	As of March 31, 2007	Increase	Decrease	As of March 31, 2008
Common stock (thousand shares)	29,895	(Note 1) 16,522	(Note 2) 7	46,411

(Note 1) 16,522 thousand additional shares of treasury stock comprise 16,497 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda, under Article 165.2 of the Corporate Law, and 26 thousand shares acquired in the buyback of fractional shares less than the trading unit.

(Note 2) The decrease in treasury stock by 7 thousand shares represents shares sold to shareholders in response to their demand to buy additional shares up to the trading unit.

3. Dividends

(1) Dividends paid

Resolution	Type of stock	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	¥58,443 million	¥68.00	March 31, 2007	June 29, 2007
Board meeting on November 5, 2007	Common stock	¥70,808 million	¥84.00	September 30, 2007	December 3, 2007

(2) Of dividends whose record date was included in current term, those whose effective date occurs after current term closing.

Resolution	Type of stock	Dividend source	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 26, 2008	Common stock	Retained earnings	¥70,807 million	¥84.00	March 31, 2008	June 27, 2008

Fiscal 2006 (April 1, 2006 – March 31, 2007)

1. Outstanding shares

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock (thousand shares)	889,272	—	—	889,272

2. Treasury stock

Type of stock	As of March 31, 2006	Increase	Decrease	As of March 31, 2007
Common stock (thousand shares)	4,073	(Note 1) 32,165	(Note 2) 6,343	29,895

(Note 1) 32,165 thousand additional shares of treasury stock comprise 28,907 thousand shares acquired in accordance with the rule stipulated in the Articles of Incorporation of Takeda, under Article 165.2 of the Corporate Law, 3,225 thousand shares acquired by the share exchange (Takeda's common stock) with a subsidiary, and 33 thousand shares acquired in the buyback of fractional shares less than the trading unit.

(Note 2) The decrease in treasury stock by 6,343 thousand shares comprises 6,340 thousand shares decreased by the share exchange and 3 thousand shares sold to shareholders in response to their demand to buy additional shares up to a trading unit.

3. Dividends

(1) Dividends paid

Resolution	Type of stock	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 29, 2006	Common stock	¥46,749 million	¥53.00	March 31, 2006	June 29, 2006
Board meeting on November 6, 2006	Common stock	¥52,029 million	¥60.00	September 30, 2006	December 8, 2006

(2) Of dividends whose record date was included in current term, those for which effective date occurs after current term closing.

Resolution	Type of stock	Dividend source	Total dividends	Dividend per share	Record date	Effective date
General meeting of shareholders on June 28, 2007	Common stock	Retained earnings	¥58,443 million	¥68.00	March 31, 2007	June 29, 2007

(Notes to Consolidated Statements of Cash Flows)

Reconciliation of ending balance of cash and cash equivalents with balance of "Cash and deposits" on consolidated balance sheets.

(Millions of yen)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
Cash and deposits	239,528	385,439	(145,911)
Time deposits with maturities exceeding three months	(26,300)	(59,900)	33,600
Securities redeemable within three months	1,400,012	1,322,155	77,857
Cash and cash equivalents	1,613,240	1,647,694	(34,454)

(Segment Information)

1. Business Segment Information

Fiscal 2007 (April 1, 2007 - March 31, 2008)

(Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
I. Net sales and operating income (loss)					
Net sales:					
(1) Sales to outside customers	1,272,062	102,741	1,374,802	—	1,374,802
(2) Intersegment sales and transfers	866	4,138	5,004	(5,004)	—
Total	1,272,928	106,879	1,379,807	(5,004)	1,374,802
Operating expenses	861,586	95,191	956,777	(5,097)	951,679
Operating income	411,342	11,688	423,030	93	423,123
II. Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	783,906	219,282	1,003,188	1,846,091	2,849,279
Depreciation & amortization	24,422	6,396	30,818	871	31,690
Capital investments	29,949	8,959	38,908	—	38,908

Fiscal 2006 (April 1, 2006 - March 31, 2007)

(Millions of yen)

	Pharmaceuticals	Other	Total	Eliminations/ Corporate	Consolidated
I. Net sales and operating income (loss)					
Net sales:					
(1) Sales to outside customers	1,202,788	102,379	1,305,167	—	1,305,167
(2) Intersegment sales and transfers	425	6,157	6,581	(6,581)	—
Total	1,203,213	108,535	1,311,748	(6,581)	1,305,167
Operating expenses	755,007	98,288	853,294	(6,628)	846,666
Operating income	448,206	10,247	458,454	47	458,500
II. Identifiable assets, depreciation & amortization, and capital investments:					
Identifiable assets	850,383	241,153	1,091,536	1,980,965	3,072,501
Depreciation & amortization	21,452	6,403	27,855	964	28,820
Capital investments	32,739	5,771	38,510	—	38,510

Notes

1. Businesses are classified into two segments based on the actual conditions of business management.

2. Principal products of each business segment

Business Segment	Business Division	Principal Products
Pharmaceuticals	Ethical Drugs	Ethical pharmaceuticals
	Consumer Healthcare	Over-the-counter pharmaceuticals and quasidrugs
Other		Bulk vitamins, reagents, clinical diagnostics, photographic film chemicals, inorganic industrial chemicals

3. Corporate assets included in "Eliminations/Corporate" consisted principally of surplus operating funds (cash, deposits and marketable securities) and long-term investments (investment securities) of the parent company, a holding company in the United States and others.

Fiscal 2007	¥1,847,623 million
Fiscal 2006	¥1,982,815 million

2. Geographical Segment Information

Fiscal 2007 (April 1, 2007-March 31, 2008) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations/ Corporate	Consolidated
I. Net sales and operating income (loss)							
Net sales:							
(1) Sales to outside customers	859,329	357,905	147,308	10,260	1,374,802	—	1,374,802
(2) Intersegment sales and transfers	128,678	1,470	13,282	98	143,528	(143,528)	—
Total	988,007	359,376	160,590	10,358	1,518,330	(143,528)	1,374,802
Operating expenses	447,944	233,675	128,541	8,546	818,706	132,973	951,679
Operating income	540,063	125,701	32,049	1,812	699,625	(276,501)	423,123
II. Identifiable assets	778,388	197,100	111,597	15,153	1,102,238	1,747,041	2,849,279

Fiscal 2006 (April 1, 2006 - March 31, 2007) (Millions of yen)

	Japan	North America	Europe	Asia	Total	Eliminations/ Corporate	Consolidated
I. Net sales and operating income (loss)							
Net sales:							
(1) Sales to outside customers	854,619	307,801	132,478	10,269	1,305,167	—	1,305,167
(2) Intersegment sales and transfers	106,393	2,121	9,949	178	118,640	(118,640)	—
Total	961,011	309,922	142,427	10,446	1,423,807	(118,640)	1,305,167
Operating expenses	430,600	220,569	109,720	8,446	769,335	77,332	846,666
Operating income	530,411	89,353	32,707	2,000	654,472	(195,972)	458,500
II. Identifiable assets	804,591	205,164	141,712	15,347	1,166,813	1,905,688	3,072,501

Notes

1. Each geographical segment is based on geographic proximity.
   Main countries and regions included in each segment:
   North America: United States
   Europe: Germany, France, Italy, United Kingdom, Ireland and others
   Asia: Taiwan, Indonesia, China and others

2. R&D expenses are excluded from operating expenses of each region and included in "Eliminations/Corporate."
   The following unallocable operating expenses (R&D expenses) are included in "Eliminations/Corporate":
   Fiscal 2007 ¥275,788 million
   Fiscal 2006 ¥193,301 million

3. Main assets included in the corporate assets under the category of "Eliminations/Corporate" are: surplus operating funds (cash, deposits and marketable securities) and long-term investments (investment securities) of the parent company and a holding company in the United States and others, and assets related to R&D activities of the Takeda Group.
   Fiscal 2007 ¥1,892,938 million
   Fiscal 2006 ¥2,055,908 million

4. In the geographical segment information, net sales in the Japan segment are the total of domestic sales and exports of the Company and its consolidated subsidiaries in Japan, net sales in the North America segment are the total net sales of consolidated subsidiaries in the North America region, and net sales in the Europe segment are the total net sales of consolidated subsidiaries in the Europe regions, and net sales in the Asia segment are the total net sales of consolidated subsidiaries in the Asia region.

3. Overseas Sales

Fiscal 2007 (April 1, 2007-March 31, 2008) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	463,365	203,632	27,205	694,202
2. Total consolidated net sales				1,374,802
3. Overseas sales/Total consolidated net sales (%)	33.7	14.8	2.0	50.5

Fiscal 2006 (April 1, 2006-March 31, 2007) (Millions of yen)

Category	North America	Europe	Others	Total
1. Overseas sales	426,561	191,963	24,979	643,503
2. Total consolidated net sales				1,305,167
3. Overseas sales/Total consolidated net sales (%)	32.7	14.7	1.9	49.3

Notes:

1. Country and regional segments are based on geographic proximity.
2. Main countries and regions included in each segment:
   (1) North America: United States, Canada
   (2) Europe: United Kingdom, Germany, Italy, France, Spain and others
   (3) Others: South America, Asia, Africa, Oceania
3. Overseas sales represents the total of export sales of the Company and its domestic consolidated subsidiaries, and sales of its consolidated subsidiaries outside Japan. Intercompany sales are eliminated.

(Tax Effect Accounting)

1. Breakdown of major factors giving rise to deferred tax assets and liabilities

(Millions of yen)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
(Deferred tax assets)			
Reserve for bonuses	10,357	10,324	33
Commissioned research and development costs	63,972	54,289	9,683
Enterprise tax	6,639	10,024	(3,385)
Inventories	9,108	6,828	2,280
Accrued expenses payable	31,401	25,380	6,021
Unrealized profit on inventories	8,878	12,835	(3,957)
Tax credit for research expenses	28,039	18,951	9,088
Reserve for retirement benefits	5,816	9,697	(3,881)
Patents	33,552	16,537	17,015
Marketing right	14,530	3,133	11,397
Tax credit for net operating losses	18,859	14,927	3,932
Other	23,957	34,891	(10,934)
Deferred tax assets sub total	255,107	217,815	37,292
Valuation allowance	(19,579)	(3,443)	(16,136)
Deferred tax assets total	235,528	214,373	21,156
(Deferred tax liabilities)			
Prepaid pension costs	(14,055)	(9,714)	(4,341)
Unrealized gain on securities	(84,889)	(120,560)	35,671
Undistributed profit of overseas subsidiaries and affiliates	(31,333)	(26,999)	(4,334)
Reserve for compression of fixed assets	(11,904)	(13,352)	1,448
Other	(7,976)	(10,631)	2,655
Deferred tax liabilities total	(150,157)	(181,256)	31,099
Net deferred tax assets	85,372	33,117	52,255
(Note) "Net deferred tax assets (liabilities)" are included in the below items on the consolidated balance sheet.			
Current assets—Deferred tax assets	140,962	139,223	
Fixed assets ----Deferred tax assets	4,400	18,582	
Current liabilities----Others	(44)	—	
Fixed liabilities ----Deferred tax liabilities	(59,946)	(124,689)	

2. The effective income tax rate after tax effect accounting differed from the statutory tax rate in Japan for the following reasons:

(%)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
Statutory tax rate in Japan	40.9	40.9	—
(Reconciliation)			
Entertainment expenses and other items permanently undeductible for tax purposes	0.9	0.5	0.4
Increase/decrease in valuation allowance	2.8	0.0	2.8
Equity in earnings of affiliates	(3.5)	(3.3)	(0.2)
Dividend income and other items permanently nontaxable	(0.1)	(0.1)	0.0
Tax credit for research expenses	(3.9)	(2.2)	(1.7)
Tax correction in accordance with the rules on taxation on transfer prices	—	9.1	(9.1)
Other	0.8	0.8	0.0
Effective tax rate after tax effect accounting	37.9	45.7	(7.8)

(Retirement Benefits)

1. Description of retirement benefits system used

The Company and its subsidiaries adopt a defined benefit system comprising a corporate pension fund plan, a qualified pension plan, and a lump-sum retirement payment. The Company adopts a cash balance plan for the corporate pension fund plan.

Furthermore, the Company has shifted a part of its lump-sum retirement payment system to a defined-contribution pension system since April 2007.

2. Retirement benefit obligation

(Millions of yen)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
(1) Projected benefit obligation (Note)	(240,442)	(257,554)	17,112
(2) Pension assets at fair value	262,230	293,967	(31,737)
(3) Funded status ((1)+(2))	21,788	36,413	(14,625)
(4) Unrecognized net actuarial gain and loss	5,953	(25,681)	31,634
(5) Unrecognized prior service cost (reduction of debt)	(10,913)	(13,623)	2,710
(6) Consolidated balance sheet amount ((3)+(4)+(5))	16,828	(2,892)	19,720
(7) Prepaid pension costs	34,365	23,750	10,615
(8) Reserve for retirement benefits ((6)-(7))	(17,537)	(26,642)	9,105

(Note) Partial adoption of a defined-contribution pension plan had the following impact on the balance sheet: (Millions of yen)

Decrease in projected benefit obligations	7,423
Unrecognized net actuarial gain and loss	(1,313)
Decrease in reserve for retirement benefits	6,111

The amount required to be transferred from the Company to the defined-contribution pension plan is ¥5,080 million, which will be transferred in installment over four years.

Some consolidated subsidiaries use the simplified method in calculating the retirement benefit obligations.

3. Retirement benefit expenses

(Millions of yen)

	Fiscal 2007	Fiscal 2006	Increase (decrease)
(1) Service cost (Note)	4,879	5,124	(245)
(2) Interest cost	4,912	5,290	(378)
(3) Expected return on assets	(5,870)	(5,776)	(94)
(4) Amortization of net actuarial gain and loss	(5,587)	(2,541)	(3,046)
(5) Amortization of prior service cost	(2,981)	(683)	(2,298)
(6) Retirement benefit expenses ((1)+(2)+(3)+(4)+(5))	(4,646)	1,414	(6,060)
(7) Profit from transfer to the defined-contribution pension plan	(1,031)	—	—
(8) Contributions paid to the defined-contribution pension plan	559	—	—
(9) Total ((6)+(7)+(8))	(5,118)	1,414	(6,532)

(Notes)

1. The part of cost related to loaned employees which was borne by the borrowing company is deducted.
2. Retirement benefit expenses of consolidated subsidiaries that use a simplified method are included.

4. Items related to basis of calculation of retirement benefit obligation

	Fiscal 2007	Fiscal 2006
(1) Periodic allocation method for projected benefits	Straight line	Same as in the left column
(2) Discount rate	1.5% - 2.0%	2.0% - 2.3%
(3) Expected rate of return	1.5% - 2.5%	1.5% - 2.5%
(4) Years over which prior service cost is amortized	Generally five years (expensed on a straight-line basis over the fixed number of years within the average service time remaining at the time of accrual of obligations)	Same as in the left column
(5) Years over which net actuarial gains and loss are amortized	Generally five years (expensed from the period of accrual in proportional amounts, mainly on a straight-line basis over the fixed number of years within the average service time remaining at the time of accrual of difference)	Same as in the left column

(Production, Orders and Sales)

1. Production

(Millions of yen)

	Fiscal 2007		Fiscal 2006		Increase (decrease)
Pharmaceuticals	668,118	93.2%	667,415	93.1%	703
Ethical Drugs	633,315	88.4	638,973	89.1	(5,658)
Consumer Healthcare	34,803	4.9	28,443	4.0	6,360
Other Businesses	48,596	6.8	49,460	6.9	(864)
Vitamin	8,428	1.2	9,572	1.3	(1,144)
Others	40,168	5.6	39,888	5.6	280
Total	716,714	100.0	716,875	100.0	(161)

2. Purchases

(Millions of yen)

	Fiscal 2007		Fiscal 2006		Increase (decrease)
Pharmaceuticals	125,210	83.0%	124,100	83.5%	1,110
Ethical Drugs	108,993	72.2	109,237	73.5	(244)
Consumer Healthcare	16,217	10.8	14,862	10.0	1,355
Other Businesses	25,716	17.0	24,523	16.5	1,193
Total	150,926	100.0	148,623	100.0	2,303

3. Conditions of Orders

The Takeda Group carries out production according to production plans, which are based primarily on marketing plans. Order production is carried out at certain businesses, but is not significant in the total amount of orders.

4. Sales

(Millions of yen)

	Fiscal 2007		Fiscal 2006		Increase (decrease)
Pharmaceuticals	1,272,062	92.5%	1,202,788	92.2%	69,274
Ethical Drugs	1,210,240	88.0	1,144,063	87.7	66,177
Japan	529,679	38.5	514,944	39.5	14,735
Overseas	680,561	49.5	629,119	48.2	51,442
Consumer Healthcare	61,822	4.5	58,725	4.5	3,097
Other Businesses	102,741	7.5	102,379	7.8	362
Vitamin	9,292	0.7	8,863	0.7	429
Others	93,449	6.8	93,516	7.1	(67)
Total	1,374,802	100.0	1,305,167	100.0	69,635
[Overseas in Total]	[694,202]	[50.5]	[643,503]	[49.3]	[50,699]
[Royalty Income in Total]	[50,673]	[3.7]	[52,453]	[4.0]	[(1,780)]

Notes:

1. Sales represents net sales outside the Takeda Group.

2. Sales to major customers and percentage of total sales are as follows:

(Millions of yen)

	Fiscal 2007		Fiscal 2006	
	Amount	Percentage	Amount	Percentage
Mediceo Paltac Holdings Co., Ltd.	247,194	18.0%	258,381	19.8%

(Per Share Information)

Fiscal 2007 (April 1, 2007 – March 31, 2008)		Fiscal 2006 (April 1, 2006 – March 31, 2007)	
Net assets per share	2,706.00 yen	Net assets per share	2,816.28 yen
Earnings per share	418.97 yen	Earnings per share	386.00 yen

Notes: 1. Diluted earnings per share was not recorded because the Company does not have potential shares issuable.
2. Net assets per share and earnings per share were calculated on the basis of the following data.

1. Net assets per share

Item	Fiscal 2007	Fiscal 2006
Total net assets on consolidated balance sheet (million yen)	2,322,533	2,461,116
Net assets attributable to common stock (million yen)	2,280,783	2,420,245
Main item of differences (million yen) Minority interests	41,750	40,871
Number of shares of common stock outstanding (thousand shares)	889,272	889,272
Number of shares of common stock as treasury stock (thousand shares)	46,411	29,895
Number of shares of common stock used as basis for calculation of net assets per share (thousand shares)	842,861	859,377

2. Earnings per share

Item	Fiscal 2007	Fiscal 2006
Net income on consolidated statement of income (million yen)	355,454	335,805
Net income attributable to common stock (million yen)	355,454	335,805
Average number of shares of common stock during the period (thousand shares)	848,403	869,957

(Significant Subsequent Events)

1. In March 2008, Takeda and Abbott Laboratories ("Abbott") of the U.S. reached an agreement to divide TAP Pharmaceutical Products Inc. ("TAP"), a 50/50 joint venture between Takeda America Holdings, Inc. ("TAH", a consolidated subsidiary of Takeda) and Abbott, into two companies equally in value. The division of TAP completed on April 30, 2008.

   (1) Purpose of the restructuring
   This restructuring will consolidate the U.S. marketing and development functions of the Takeda Group, which will make its business operations more efficient and enhance its ability to flexibly respond to changes in market needs and to its product-line.

   (2) Outline and schedule for the restructuring
   April 30, 2008
   TAP was divided, and Abbott obtained the rights to Lupron, all employees and assets primarily related to Lupron and others.
   On the other hand, TAP becomes a wholly owned subsidiary of TAH through the restructuring including the above mentioned company division, and retains Prevacid, dexlansoprazole (TAK-390MR) and ilaprazole (IY-81149), which are proton-pump inhibitors, as well as febuxostat (TMX-67) for the management of hyperuricemia in patients with gout.
   The value adjustments for the purpose of equally dividing the value of TAP between Abbott and Takeda will be conducted separately.
   July 2008 (Estimated schedule)
   Takeda Pharmaceuticals North America, Inc. (TPNA) and TAP will be combined, and TPNA will transfer TAP's current development functions to Takeda Global Research & Development Center Inc.

   (3) Outline of the companies involved:

As of Mar 31, 2008

Trade name	TAP Pharmaceutical Products Inc.	Takeda Pharmaceuticals North America, Inc.	Takeda Global Research & Development Center Inc.
Main business	Sales, marketing and development of pharmaceuticals	Sales and marketing of pharmaceuticals	Development of pharmaceuticals
Month and year of foundation	May 1985	May 1998	January 2004
Location of head office	675 North Field Drive, Lake Forest, IL 60045, U.S.A.	One Takeda Parkway, Deerfield, IL 60015, U.S.A.	One Takeda Parkway, Deerfield, IL 60015, U.S.A.
Representative	Alan MacKenzie	Mark Booth	Dave Recker
Capital stock	US$39.5 million	US$1	US$5 million

2. In April 2008, Takeda reached an agreement with the U.S. bio-pharmaceutical company Millennium Pharmaceuticals, Inc., that Takeda would acquire Millennium through a cash tender offer to be exercised by Mahogany Acquisition Corp., a fully owned subsidiary of TAH.

   (1) Purpose of the tender offer
   Millennium is a world leading bio-pharmaceutical company, placing emphasis on research and development of drugs for cancer and inflammation, and having strong R&D pipelines in those fields. The oncology field where Millennium is particularly strong is also one of Takeda's core therapeutic areas for R&D. To realize Takeda's goal to become a leading global pharmaceutical company, it is

necessary for Takeda to establish itself as a leading company in the oncology field, which is expected to grow strongly into the future. Acquisition of Millennium will greatly contribute to this strategy. Upon successful completion of the tender offer, Takeda will position Millennium as a core business unit of the Takeda Group—responsible for the global oncology product strategy and related functions—and work to quickly maximize the synergies of the acquisition.

(2) Outline of the acquisition target

(a)Trade name	Millennium Pharmaceuticals, Inc.
(b) Head office	Cambridge, Massachusetts, U.S.A.
(c) Representative	Deborah Dunsire, CEO
(d) Employees	Approximately 1,000 employees
(e) Capital stock	US$ 325,000 (as of December 31, 2007)
(f) Issued shares	324,850,168 common shares (As of February 22, 2008)
(g) Listed exchange	NASDAQ in the U.S.
(h) Major businesses	Research, development and marketing of bio-pharmaceutical drugs

(3) Scheduled tender period
April 11, 2008 (U.S. time) to May 8, 2008 (U.S. time)
Note) There is a possibility that the schedule will be extended.

(4) Scheduled tender price
US$25.0 per share
Note) Takeda determined this tender price based on consultation with UBS Investment Bank.

(5) Takeda's shareholding ratio after the completion of the tender offer
Before tender offer: 0%
After tender offer: 100% (if all issued shares are acquired through this tender offer)

(6) Fund necessary to close the tender offer
Approximately US$8.8 billion (estimate)
Note) This amount is based on the number of issued Millennium shares (fully diluted) multiplied by the tender price per share referred to in (4) above.

(7) Procurement of funds to close the tender offer
Internal funds will be used to close the tender offer.

3. In accordance with a board resolution on April 10, 2008, Takeda purchased treasury stock during the period from April 11, 2008 to April 24, 2008. The total number of shares purchased was 11 million, totaling ¥57.8 billion.
This purpose of this acquisition was to improve the capital efficiency of the Company.

4. Takeda's Board of Directors of resolved on April 25, 2008 to cancel 57.13 million treasury shares, which is scheduled for May 23, 2008, in order to further strengthen its shareholder-oriented management.

(Limited Disclosure)

Transactions such as lease transactions, securities and derivatives transactions, etc., have not been disclosed based on the Company's determination of necessity for such information in its earnings briefing.

5. Unconsolidated Financial Statements

(1) Unconsolidated Balance Sheets

(Millions of yen)

	As of March 31, 2008		As of March 31, 2007		Increase (decrease)
Current assets	979,493	53.5%	1,068,513	52.2%	(89,020)
Cash and deposits	108,760		167,742		(58,982)
Trade notes receivable	4,732		8,895		(4,163)
Trade accounts receivable	169,019		177,190		(8,171)
Marketable securities	479,097		518,693		(39,596)
Merchandise and products	31,325		26,655		4,670
Work in progress and semi-finished products	22,805		23,806		(1,001)
Raw materials	18,261		15,367		2,894
Deferred tax assets	117,136		111,396		5,740
Other current assets	28,364		18,790		9,574
Allowance for doubtful receivables	(6)		(22)		16
Fixed assets	852,210	46.5	976,805	47.8	(124,595)
Tangible fixed assets:	104,257	5.7	104,025	5.1	232
Buildings and structures	55,761		58,699		(2,938)
Machinery and equipment	18,833		20,782		(1,949)
Vehicles and carriers	63		70		(7)
Tools, furniture and fixtures	2,757		2,379		378
Land	20,787		20,800		(13)
Construction in progress	6,057		1,296		4,761
Intangible fixed assets	81	0.0	35	0.0	46
Investments and other assets:	747,872	40.8	872,745	42.7	(124,873)
Investment securities	177,318		254,582		(77,264)
Equity in subsidiaries and affiliates	475,514		472,662		2,852
Investments in subsidiaries and affiliates	43,129		43,129		—
Long-term deposits	43,510		56,147		(12,637)
Long-term loans	72		39		33
Long-term prepaid expenses	257		122		135
Prepaid pension costs	34,365		23,750		10,615
Real estates for lease	—		22,401		(22,401)
Deferred tax assets	6,830		—		6,830
Allowance for doubtful receivables	(123)		(88)		(35)
Reserve for investment loss	(33,000)		—		(33,000)
Total assets	1,831,704	100.0	2,045,317	100.0	(213,613)

(Millions of yen)

	As of March 31, 2008		As of March 31, 2007		Increase (decrease)
Total liabilities	305,147	16.7%	389,917	19.1%	(84,770)
Current liabilities:	290,617	15.9	315,725	15.5	(25,108)
Trade notes payable	88		135		(47)
Trade accounts payable	45,725		49,272		(3,547)
Accrued liabilities and accrued expenses	131,726		145,163		(13,437)
Income taxes payable	76,032		82,643		(6,611)
Reserve for bonuses	22,574		22,392		182
Other reserves	7,477		7,735		(258)
Other current liabilities	6,995		8,385		(1,390)
Long-term liabilities:	14,531	0.8	74,192	3.6	(59,661)
Deferred tax liabilities	—		53,442		(53,442)
Reserve for retirement benefits	5,257		14,237		(8,980)
Reserve for directors' retirement bonuses	1,648		1,174		474
Reserve for SMON compensation	4,152		4,315		(163)
Other long-term liabilities	3,473		1,025		2,448
Net assets	1,526,556	83.3	1,655,400	80.9	(128,844)
Shareholders' equity	1,441,988	78.7	1,525,365	74.6	(83,377)
Common stock	63,541		63,541		—
Capital surplus	49,638		49,638		—
Capital reserve	49,638		49,638		—
Retained earnings	1,651,439		1,606,104		45,335
Legal reserve	15,885		15,885		—
Other retained earnings	1,635,554		1,590,219		45,335
Provision for retirement benefits	5,000		5,000		—
Reserve for dividends	11,000		11,000		—
Reserve for R&D	2,400		2,400		—
Reserve for capital improvements	1,054		1,054		—
Reserve for promotion of exports	434		434		—
Reserve for extraordinary write-down	399		948		(549)
Reserve for compression of fixed assets	6,516		16,486		(9,970)
General reserve	1,214,500		1,192,500		22,000
Unappropriated retained earnings	394,251		360,397		33,854
Treasury stock	(322,631)		(193,918)		(128,713)
Valuation and translation adjustments	84,568	4.6	130,036	6.3	(45,468)
Unrealized gain on securities	84,586		130,333		(45,747)
Deferred hedge gain/loss	(17)		(297)		280
Total liabilities and net assets	1,831,704	100.0	2,045,317	100.0	(213,613)

(2) Unconsolidated Statements of Income

(Millions of yen)

	Fiscal 2007		Fiscal 2006		Increase (decrease)
Net sales	892,546	100.0%	869,068	100.0%	23,478
Cost of sales	225,706	25.3	221,188	25.5	4,518
Gross profit	666,839	74.7	647,880	74.5	18,959
Selling, general and administrative expenses	398,904	44.7	300,228	34.5	98,676
Operating income	267,935	30.0	347,652	40.0	(79,717)
Non-operating income:	23,736	2.6	40,980	4.7	(17,244)
Interest income and dividends	11,333		29,565		(18,232)
Interest on securities	3,325		1,477		1,848
Other non-operating income	9,078		9,938		(860)
Non-operating expenses:	19,045	2.1	10,256	1.2	8,789
Interest expense	154		138		16
Other non-operating expenses	18,890		10,117		8,773
Ordinary income	272,627	30.5	378,377	43.5	(105,750)
Extraordinary income	37,971	4.3	29,176	3.4	8,795
Gains on sale of fixed assets	*1 751		*1 2,261		(1,510)
Gains on sale of shares of affiliates	*2 36,188		*5 19,395		16,793
Gains from elimination of shares of merged companies	—		*6 7,520		(7,520)
Gains from change in retirement benefits system	*3 1,031		—		1,031
Extraordinary loss	33,000	3.7	—	0.0	33,000
Provision to reserve for investment loss	*4 33,000		—		33,000
Income before income taxes	277,597	31.1	407,553	46.9	(129,956)
Income taxes:	103,011	11.5	187,740	21.6	(84,729)
Current	137,558		142,583		(5,025)
Prior year	—		*7 57,080		(57,080)
Deferred	(34,547)		(11,923)		(22,624)
Net income	174,586	19.6	219,813	25.3	(45,227)

*1. Gains on the sale of idle real estates, consisting mainly of land

*2. Gains from transfer of shares of Wyeth K.K., Takeda-Kirin Food Corporation, House Wellness Foods Corporation, Ltd. and Sumitomo Chemical Takeda Agro Company. Ltd.

*3. These gains were recorded because a part of Takeda's lump-sum retirement payment plan was replaced with a defined contribution pension plan.

*4. To prepare for losses from investment in affiliates, an amount deemed necessary is provided to the reserve, taking the financial status of invested affiliates and other factors into consideration.

*5. Gains from transfer of shares of Wyeth K.K. and Mitsui Takeda Chemicals, Inc.

*6. Gains from elimination of shares of merged companies ("Daiwa Real Estate Co.,Ltd."and "Shinwa Real Estate Co.,Ltd.")

*7. Additional taxes paid for correction under the transfer pricing taxation system in relation to product supply and license transactions between Takeda and TAP Pharmaceutical Products Inc.

(3) Unconsolidated Statements of Changes in Net Assets

Fiscal 2007 (April 1, 2007 - March 31, 2008) (Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			Total net assets
		Capital Surplus			Retained earnings								
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total share-holders' equity	Unreal-ized gain on securities	Deferred hedge gain/loss	Total valuation and translation adjustments	
Balance as of March 31, 2007	63,541	49,638	—	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400
Changes during fiscal 2007													
Dividends from surplus						(129,251)	(129,251)		(129,251)				(129,251)
Provision to general reserve									—				—
Withdrawal of reserve for extraordinary write-down									—				—
Provision to reserve for compression of fixed assets									—				—
Withdrawal of reserve for compression of fixed assets									—				—
Net income						174,586	174,586		174,586				174,586
Treasury stock buyback								(128,758)	(128,758)				(128,758)
Treasury stock disposition			0	0				46	46				46
Net change in items other than shareholders' equity during fiscal 2007									—	(45,748)	280	(45,467)	(45,467)
Total changes during fiscal 2007	—	—	0	0	—	45,335	45,335	(128,712)	(83,377)	(45,748)	280	(45,467)	(128,844)
Balance as of March 31, 2008	63,541	49,638	0	49,638	15,885	1,635,554	1,651,439	(322,631)	1,441,988	84,586	(17)	84,568	1,526,556

(*) Breakdown of other retained earnings

	Provision for retirement benefits	Reserve for dividends	Reserve for R&D	Reserve for capital improve-ments	Reserve for promotion of exports	Reserve for extraor-dinary write-down	Reserve for compres-sion of fixed assets	General reserve	Unappro-priated retained earnings	Total
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219
Changes during fiscal 2007										
Dividends from surplus									(129,251)	(129,251)
Provision to general reserve								22,000	(22,000)	—
Withdrawal of reserve for extraordinary write-down						(549)			549	—
Provision to reserve for compression of fixed assets							356		(356)	—
Withdrawal of reserve for compression of fixed assets							(10,325)		10,325	—
Net income									174,586	174,586
Treasury stock buyback										—
Treasury stock disposition										—
Net change in items other than shareholders' equity during fiscal 2007										—
Total changes during fiscal 2007	—	—	—	—	—	(549)	(9,970)	22,000	33,854	45,335
Balance as of March 31, 2008	5,000	11,000	2,400	1,054	434	399	6,516	1,214,500	394,251	1,635,554

Fiscal 2006 (April 1, 2006 - March 31, 2007)

(Millions of yen)

	Shareholders' equity									Valuation and translation adjustments			Total net assets
		Capital Surplus			Retained earnings								
	Common stock	Capital reserve	Other capital surplus	Total capital surplus	Legal reserve	Other retained earnings	Total retained earnings	Treasury stock	Total share-holders' equity	Unreal-ized gain on securities	Deferred hedge gain/loss	Total valuation and translation adjustments	
Balance as of March 31, 2006	63,541	49,638	3	49,641	15,885	1,471,265	1,487,150	(2,817)	1,597,515	130,927	—	130,927	1,728,443
Changes during fiscal 2006													
Dividens from surplus*						(47,103)	(47,103)		(47,103)				(47,103)
Dividens from surplus						(52,029)	(52,029)		(52,029)				(52,029)
Bonuses to directors and auditors*						(233)	(233)		(233)				(233)
Provision to reserve for extraordinary write-down *									—				—
Provision to reserve for compression of fixed assets*									—				—
Provision to general reserve*									—				—
Withdrawal of reserve for extraordinary write-down (fiscal 2006)									—				—
Provision to reserve for compression of fixed assets (fiscal 2006)									—				—
Net income						219,813	219,813		219,813				219,813
Treasury stock buyback								(236,050)	(236,050)				(236,050)
Treasury stock disposition			(3)	(3)		(1,495)	(1,495)	44,948	43,451				43,451
Net change in items other than shareholders' equity during fiscal 2006									—	(594)	(297)	(892)	(892)
Total changes during fiscal 2006	—	—	(3)	(3)	—	118,954	118,954	(191,102)	(72,150)	(594)	(297)	(892)	(73,042)
Balance as of March 31, 2007	63,541	49,638	—	49,638	15,885	1,590,219	1,606,104	(193,918)	1,525,365	130,333	(297)	130,036	1,655,400

(*) Breakdown of other retained earnings

	Provision for retireme-nt benefits	Reserve for dividends	Reserve for R&D	Reserve for capital improve-ments	Reserve for promotion of exports	Reserve for extraor-dinary write-down	Reserve for compres-sion of fixed assets	General reserve	Unappro-priated retained earnings	Total
Balance as of March 31, 2006	5,000	11,000	2,400	1,054	434	1,427	15,365	1,072,500	362,085	1,471,265
Changes during fiscal 2006										
Dividens from surplus*									(47,103)	(47,103)
Dividens from surplus									(52,029)	(52,029)
Bonuses to directors and auditors*									(233)	(233)
Provision to reserve for extraordinary write-down *						77			(77)	—
Provision to reserve for compression of fixed assets*							68		(68)	—
Provision to general reserve*								120,000	(120,000)	—
Withdrawal of reserve for extraordinary write-down (fiscal 2006)						(556)			556	—
Provision to reserve for compression of fixed assets (fiscal 2006)							1,052		(1,052)	—
Net income									219,813	219,813
Treasury stock buyback										—
Treasury stock disposition									(1,495)	(1,495)
Net change in items other than shareholders' equity during fiscal 2006										—
Total changes during fiscal 2006	—	—	—	—	—	(479)	1,121	120,000	(1,688)	118,954
Balance as of March 31, 2007	5,000	11,000	2,400	1,054	434	948	16,486	1,192,500	360,397	1,590,219

(*Note)
These items were included in the appropriation of profit resolved at the annual general meeting of shareholders in June, 2006.

6. Other

(1) Appointment/Retirement of Officers (as of June 26, 2008)

1. Nominee as new director
   Shigenori Ohkawa (currently, Corporate Officer and General Manager of Pharmaceutical Research Division)

2. Nominees as new corporate auditors
   Naohisa Takeda (currently, Corporate Officer and General Manager of Overseas Business Planning Department)

   Aki Fujinuma (certified public accountant)
   Aki Fujinuma qualifies as an outside corporate auditor.

3. Retiring directors
   Hiroshi Akimoto (currently, Managing Director in charge of task force)

4. Retiring corporate auditors
   Kiyoshi Taura (currently, outside corporate auditor)

   Yoichi Asakawa (currently, outside corporate auditor)

May 9, 2008

Takeda Pharmaceutical Company Limited

Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, May 9, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares

To improve capital efficiency and further promote return to shareholders

2. Details of acquisition

(1) Class of shares to be acquired:	Shares of common stock
(2) Number of shares to be acquired:	Up to 18 million shares (equivalent to 2.02% of the total issued shares)
(3) Total amount of shares to be acquired:	Up to 100 billion Yen
(4) Schedule of acquisition:	From May 12, 2008 to June 23, 2008

(Reference)

Treasury shares held by Takeda as of May 8, 2008

•Aggregate number of issued shares (excluding treasury stocks)	831,942,892 shares
•Number of treasury stocks	57,329,503 shares

Takeda plans to cancel 57,130,000 shares of treasury stock on May 23, 2008.

###

May 9, 2008

Millennium Pharmaceuticals, Inc.
Takeda Pharmaceutical Company Limited

Takeda Successfully Completes Tender Offer for Millennium Pharmaceuticals, Inc. and Announces Subsequent Offering Period

OSAKA, Japan, and CAMBRIDGE, Mass., USA, May 9, 2008 – Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) and Millennium Pharmaceuticals, Inc. ("Millennium", Nasdaq: MLNM) today announced the successful completion of Takeda's cash tender offer by its wholly-owned subsidiary, Mahogany Acquisition Corp., to acquire all outstanding shares of Millennium common stock for US$25.00 per share.

The initial offering period for the tender offer expired at 12:00 midnight, New York City Time, at the end of Thursday, May 8, 2008. The depositary for the tender offer has advised Takeda that, as of the expiration of the initial offering period, 300,871,367 shares of Millennium common stock have been tendered, representing approximately 91.9% of the outstanding shares of Millennium common stock (of which 26,917,513 shares, or approximately 8.2% of the outstanding shares, were tendered under guaranteed delivery procedures). All shares that were validly tendered and not withdrawn (excluding shares tendered under guaranteed delivery procedures) have been accepted for purchase, and Takeda will promptly pay for all such shares. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

Takeda also announced that it has commenced a subsequent offering period to acquire all of the remaining untendered shares. This subsequent offering period will expire at 12:00 midnight, New York City time, at the end of May 13, 2008, unless extended. During this subsequent offering period, holders of shares of Millennium common stock who did not previously tender their shares in the offer may do so and Takeda will promptly purchase any shares properly tendered as such shares are tendered for the same consideration, without interest, paid in the tender offer. Procedures for tendering shares during the subsequent offer period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by using the guaranteed delivery procedure, and (2) pursuant to applicable law, shares tendered during the subsequent offer period may not be withdrawn. Takeda reserves the right to further extend the subsequent offering period in accordance with applicable law and the terms of the merger agreement.

After expiration of the subsequent offering period, Takeda intends to complete its acquisition of Millennium by means of a merger under Delaware law. As a result of its purchase of shares in the tender offer, Takeda has sufficient voting power to approve the merger without the affirmative vote of any other Millennium stockholder. As a result of such merger, Millennium will become an indirect wholly-owned subsidiary of Takeda, and each share of Millennium's outstanding common stock will be cancelled and (except for shares held by Millennium, Takeda or by their wholly-owned subsidiaries or by holders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest, received by holders who tendered shares in the tender offer.

If Takeda owns at least 90% of the outstanding shares of Millennium common stock after the subsequent offering period, and, if necessary, after Takeda's exercise of the top-up option under the terms of the merger agreement, Takeda will complete its acquisition by means of a short-form merger under Delaware law at the same price per share paid in the tender offer. Upon completion of the merger, Millennium will become an indirect wholly-owned subsidiary of Takeda, and Millennium common stock will cease to be traded on Nasdaq

About Takeda

Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

About Millennium

Millennium, a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Additional information about Millennium is available through its website, www.millennium.com.

Important Additional Information Has Been Filed with the Securities and Exchange Commission ("SEC")

This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of Millennium's common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH HAS BEEN SUBSEQUENTLY AMENDED AND SUPPLEMENTED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and the solicitation/recommendation statement were each initially filed with the SEC on April 11, 2008. Investors and security holders may obtain a free copy of these statements and other documents filed by Takeda's wholly-owned subsidiary, Mahogany Acquisition Corp., or

Millennium with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to The Altman Group, the information agent for the tender offer, at 1-201-806-7300 for banks and brokers or 1-866-751-6316 for shareholders and all others. Investors and security holders may also obtain free copies of the documents filed with the SEC by Millennium at http://www.millennium.com.

Forward-Looking Statements

This press release contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the ability to complete the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; the possibility that various closing conditions for the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; and other risks and uncertainties discussed in the tender offer documents, as amended and supplemented, filed by Mahogany Acquisition Corp. with the Securities and Exchange Commission and the Solicitation/Recommendation Statement, as amended and supplemented, filed by Millennium. Neither Takeda nor Millennium undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

###

May 15, 2008

Millennium Pharmaceuticals, Inc.
Takeda Pharmaceutical Company Limited

Takeda Completes Subsequent Offering Period for Shares of Millennium Pharmaceuticals, Inc.

OSAKA, Japan, and CAMBRIDGE, Mass., USA, May 14, 2008 – Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) and Millennium Pharmaceuticals, Inc. ("Millennium", Nasdaq: MLNM) today announced the completion of Takeda's tender offer by its wholly-owned subsidiary, Mahogany Acquisition Corp., to acquire all outstanding shares of Millennium common stock for US$25.00 per share.

The subsequent offering period for the tender offer expired at 12:00 midnight (New York City Time) at the end of Tuesday, May 13, 2008. The depositary for the tender offer has advised Takeda that, as of the expiration of the subsequent offering period, approximately 295,628,495 shares of Millennium common stock have been tendered, representing approximately 90.3% of the outstanding shares of Millennium common stock. All shares that were validly tendered have been accepted for purchase, and Takeda has or will promptly pay for all such shares.

As previously announced, Takeda expects to effect, without a vote or meeting of Millennium stockholders, a short-form merger on May 14, 2008 to complete the Millennium acquisition. Following the merger, Millennium will be an indirect wholly-owned subsidiary of Takeda. In the merger, each of the remaining shares of Millennium common stock (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by Millennium, Takeda or any of their subsidiaries) will be converted into the right to receive the same $25.00 in cash per share, without interest, that was paid in the tender offer. Following the merger, Millennium common stock will cease to be traded on the NASDAQ Global Select Market.

About Takeda

Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com/.

About Millennium

Millennium, a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Additional information about Millennium is available through its website, www.millennium.com.

Forward-Looking Statements

This press release contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the ability to complete the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the merger; the possibility that various closing conditions for the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; and other risks and uncertainties discussed in the tender offer documents, as amended and supplemented, filed by Mahogany Acquisition Corp. with the Securities and Exchange Commission and the Solicitation/Recommendation Statement, as amended and supplemented, filed by Millennium. Neither Takeda nor Millennium undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

###

May 15, 2008

Millennium Pharmaceuticals, Inc.
Takeda Pharmaceutical Company Limited

Takeda Completes Acquisition of Millennium

OSAKA, Japan, and CAMBRIDGE, Mass., USA - MAY 14, 2008 –Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) and Millennium Pharmaceuticals, Inc. ("Millennium", Nasdaq: MLNM) today announced the completion of Takeda's acquisition of Millennium for US$25.00 per share in cash. Takeda completed the acquisition through a tender offer and subsequent merger of a wholly-owned subsidiary of Takeda into Millennium. Millennium is now a wholly-owned subsidiary of Takeda.

"The successful completion of this transaction underscores our ongoing commitment to becoming a global leader in oncology by delivering novel therapies that improve the standards of care for patients. Additionally, the Millennium clinical trial programs for irritable bowel disease (IBD) will enhance our GI franchise. We look forward to a successful transition by working closely with the talented Millennium employees now that they are part of Takeda," said Yasuchika Hasegawa, President of Takeda Pharmaceutical Company Limited.

"As part of the Takeda Group, Millennium will continue its commitment to developing breakthrough medicines that will benefit patients around the world. Millennium is excited to serve as Takeda's global center for oncology as we work with our new colleagues at Takeda to drive scientific excellence and create a world-class pipeline and products," said Deborah Dunsire, M.D., President and Chief Executive Officer of Millennium.

As a result of the merger, each outstanding share of Millennium common stock not validly tendered and accepted for payment in the tender offer (other than any shares in respect of which appraisal rights are validly exercised under Delaware law and any shares owned by Millennium, Takeda or any of their subsidiaries) was converted into the right to receive the same US$25.00 cash per share price paid in the tender offer. Effective after the close of market today, trading in Millennium common stock on the Nasdaq Global Select Market will cease.

UBS Investment Bank acted as exclusive financial advisor and Edwards Angell Palmer & Dodge LLP acted as legal advisor to Takeda. Goldman, Sachs & Co. acted as exclusive financial advisor and WilmerHale acted as legal advisor to Millennium.

Cancellation of Millennium's 2008 Annual Meeting of Stockholders

Millennium also announced today that, as a result of its acquisition by Takeda, the 2008 annual meeting of stockholders, previously scheduled for Thursday, May 22, 2008, has been cancelled.

About Takeda

Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com/.

About Millennium

Millennium, a Takeda Company, and a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Additional information about Millennium is available through its website, www.millennium.com.

Forward-Looking Statements This press release contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: : Takeda's ability to successfully integrate the two companies and their products; customer acceptance of the companies' combined products, Takeda' ability to retain key employees; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents filed by Mahogany Acquisition Corp. and the Solicitation/Recommendation Statement filed by Millennium. Neither Millennium nor Takeda undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

###

May 16, 2008

Takeda Pharmaceutical Company Limited

Proposed Amendments of the Remuneration System For Members of Board of Directors and Corporate Auditors

Osaka, Japan, May 16, 2007 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors Meeting held today revolved that the amendments of the Remuneration System for members of Board of Directors and Corporate Auditors will be proposed at the 132nd Ordinary General Shareholders Meeting scheduled on June 26, 2008 to further increase corporate value. The proposed amendments are detailed below.

1. Introduction of a new remuneration system for Board of Directors

The current remuneration for members of Board of Directors consists of basic (monthly) remuneration, bonuses and retirement allowances. Takeda will propose to introduce a new remuneration system which will further linkage between the said system and shareholder value in order to elevate the motivation and incentive of its members of Board of Directors for improving the mid and long term corporate performance.

The new system shall consist of a fixed-amount basic (monthly) remuneration, bonuses determined with consideration of the consolidated results and other factors in each fiscal year, and stock option (stock acquisition rights) linked with the mid and long term corporate performance.

(The amount and details of stock option remuneration)

Each fiscal year, Takeda shall allot stock options with principal terms described below to its members of Board of Directors as a part of remuneration. The ceiling for remuneration through these stock options shall be 350 million Japanese yen per year, and the rounded down number by dividing this ceiling by the fair value per stock option calculated by the Black-Scholes model(*) on the day of allotment shall be the maximum stock option for the corresponding year. The amount of this remuneration has been decided by taking into consideration the current remuneration and also the appropriate system and levels of the remuneration for members of the Board of Directors for the future. This remuneration will be an independent one from the amount of remuneration for members of the Board of Directors approved at the 114th ordinary general meeting of shareholders held on June 28, 1990 (no more than 40 million Japanese yen per month, excluding pay for serving as employees).

The principal terms of the stock options are as follows.

(1) Class and number of shares to be issued or transferred upon exercise of stock options

1) Class of shares

Shares of common stock of Takeda.

2) Number of shares

100 shares of common stock of Takeda for each option.

In the event Takeda conducts initiatives requiring adjustment of the number of shares to be issued or transferred upon exercise of stock options, such as stock split, free distribution of shares or stock consolidation, this number would be adjustable within a reasonable range.

(2) Amount of assets contributed upon the exercise of stock options

The assets to be contributed upon exercise of stock options shall be cash, and the amount of the assets per share shall be one Japanese yen, and the contribution amount shall be determined by multiplying this per-share value by the number of shares to be issued or transferred upon exercise of the stock options.

(3) Period during which stock options may be exercised

The period during which stock options may be exercised shall be from the day marking the end of three years after the day of stock option allotment up to the end of ten years after the same day. However, even within three years counting from the day of stock option allotment, a member of the Board of Directors may exercise stock options beginning on the following day of their retirement if it is due to the expiration of his/her term of office or there is legitimate reason for such retirement.

(4) Restrictions on transfer of stock options

Acquisition of stock options through transfer shall be subject to approval by the Board of Directors.

(5) Conditions for exercise of stock options

1) The holder of stock options must be a member of the Board of Directors of Takeda at the time of exercise of stock options.

However, this provision shall not apply if the option is exercised after retirement if it is due to the expiration of his/her term of office or there is legitimate reason for such retirement.

2) It shall not be allowed to exercise a stock option in part.

(6) Others

Other matters related to stock options shall be determined at a meeting of the Board of Directors to be held for the purpose of the stock option solicitation.

2. Introduction of a new remuneration system for Corporate Auditors

The current remuneration for corporate auditors consists of basic (monthly) remuneration, bonuses and retirement allowance. In the light of the role of corporate auditors, it shall be consolidated into the fixed-amount basic (monthly) remuneration with certain increase.

3. Abolition of the retirement allowances system for Members of Board of Directors and Corporate Auditors

Upon the conclusion of the 132nd Ordinary General Meeting of Shareholders, the system of retirement allowances for members of Board of Directors and Corporate Auditors will be abolished. As to retirement allowances corresponding to the period of services up to that day for each member of Board of Director and Corporate Auditor, the payment will be made at the time of retirement.

[*] Black-Scholes model is frequently used calculation method for the fair value of stock options based on the market price, execution price of option, period till maturity, implied volatility and others. The fair value per share as of March 31, 2008 calculated using the Black-Scholes model would be 4,023 Japanese yen. Division of the sum of 350 million as the annual ceiling for stock option remuneration by this fair value would be 869 for the annual number of stock options allotted. The number of shares represented by these stock options would be 86,900. This represents approximately 0.01 percent of the 842,943,646 shares remaining after subtraction of 46,328,749 shares in treasury stock from the total of 889,272,395 shares of Takeda's outstanding stock volume as of 31 March 2008.

###

May 26, 2008

Takeda Pharmaceutical Company Limited

Voglibose (BASEN®) for the prevention of type 2 diabetes mellitus: A Randomized, Double-blind Trial in Japanese Subjects with Impaired Glucose Tolerance

— Data Presented at The 51st Annual Meeting of the Japan Diabetes Society —

May 26, 2008, Osaka, Japan — Takeda Pharmaceutical Company Limited ("Takeda") today announced that, on May 24 at the 51st Annual Meeting of the Japan Diabetes Society, the data from a phase 3 clinical study to evaluate the effects of BASEN® (generic name: voglibose) on prevention of onset of type 2 diabetes mellitus in subjects with impaired glucose tolerance ("IGT") was presented. The data represents the first clinical evidence with Japanese subjects that showed preventive effects by medicinal treatment of type 2 diabetes, when being added on the dietary treatment and/or exercise therapy.

BASEN was launched in 1994 in Japan as an improving agent for postprandial hyperglycemia in diabetes mellitus. Based on the data presented this time, Takeda submitted on December 18, 2007 an application to the Ministry of Health, Labour and Welfare in Japan for an additional indication of "BASEN® Tablets 0.2" and "BASEN® OD Tablets 0.2" for prevention of onset of type 2 diabetes in patients with IGT.

IGT is defined by WHO (World Health Organization) as "a state of higher than normal blood (or plasma) glucose concentration; fasting plasma glucose < 126 mg/dL and 2 hour post 75g oral glucose tolerance test of <6.9 mmol/L and 2-h OGTT 7.8 to 11.0mmol/L". In the subjects with IGT, the risk of both the onset of type 2 diabetes and cardiovascular diseases is increased, and the dietary treatment and/or exercise therapy is conducted, however, there are cases in which sufficient effect has not been obtained. This phase 3 study conducted with BASEN was the first one with Japanese subjects to evaluate the preventive effect of the medicinal therapy for onset of type 2 diabetes though such clinical studies have been conducted with Western subjects.

"The number of patients with diabetes is notably increasing in Japan, and the necessity of managing diabetic complications is becoming an important social issue," said Dr. Ryuzo Kawamori, Professor, Juntendo University Graduate School, who presented this data at the 51st Annual Meeting of the Japan Diabetes Society. "IGT increases a risk for onset of diabetes and cardiovascular diseases, and this data includes the first clinical evidence with Japanese subjects with IGT with risk factors such as hypertension and dyslipidemia, and showed preventive effects by medicinal treatment of type 2 diabetes, when being added on the dietary treatment and/or exercise therapy. It is meaningful to obtain this clinical evidence since BASEN, as an improving agent for postprandial hyperglycemia, is suitable for Japanese people whose IGT onset is mainly due to early stage insulin secretory deficiency."

<Study Design>

- A randomized, multi-centric (103 medical institutions), double-blind study
- Population: subjects with IGT as defined by the WHO, who had at least one of the following risk factors:
  1. hypertension
  2. dyslipidemia
  3. obesity (BMI>=25)
  4. a family history of diabetes
- Number of subjects: 1,778 consisting of two arms, one with voglibose (0.6mg, t.i.d.) and another with placebo (t.i.d.). Duration of treatment: medium 337 days under dietary treatment and/or exercise therapy

<Study Results>

Primary endpoint (Onset of type 2 diabetes)

placebo arm: 106 among 881 cases

voglibose arm: 50 among 897 cases

(40.5% decrease, statistically significant difference, p=0.0014)

Secondary endpoint (Achivement of normalization of oral glucose tolerance test)

placebo arm: 454 among 881 cases

voglibose arm: 599 among 897 cases

(53.9% increase, statistically significant difference, p<0.0001)

Safety

Adverse events such as diarrhea and flatulence were seen more frequently in voglibose arm than place arm. However, the overall safety profile shown in voglibose arm is comparable to the results which have been obtained with patients with diabetes, and no severe cases were found.

<About Basen® in Japan>

INDICATIONS

Improvement of postprandial hyperglycemia in diabetes mellitus. (However, BASEN® Tablets should be used only when sufficient effect has not been obtained in patients already undergoing dietary treatment and/or exercise therapy, or when sufficient effect has not been obtained in patients who have been using oral hypoglycemic drugs or insulin preparations, in addition to dietary treatment and/or exercise therapy.)

DOSAGE AND ADMINISTRATION

Usually, for adults, BASEN® Tablets are orally administered in a single dose of 0.2 mg as voglibose, three times a day, just before each meal. If the effect is not sufficient enough, the single dose may be increased up to 0.3 mg, under close observation of the course of disease.

May 27, 2008

Takeda Pharmaceutical Company Limited

Alnylam and Takeda Form Strategic Worldwide Platform Alliance in RNAi Therapeutics

– Alnylam Selects Takeda as Its Sole Asian Strategic Partner and Obtains options for 50-50 Development and Commercialization of Takeda RNAi Therapeutic Programs in U.S. Market –

– Takeda Gains Access and Enablement to Alnylam's Leading RNAi Therapeutics Technology and Intellectual Property in Fields of Oncology and Metabolic Disease –

– Alliance Includes $150 Million in Upfront and Near-Term Technology Transfer Payments, and Additional Future Research & Development and Commercial Milestones –

CAMBRIDGE, Mass., USA and OSAKA, Japan, May 27, 2008 – Alnylam Pharmaceuticals, Inc. (Nasdaq: ALNY) and Takeda Pharmaceutical Company Limited (TSE: 4502) today announced that they have formed a strategic platform alliance in RNAi therapeutics in the fields of oncology and metabolic disease with the option to expand to additional therapeutic areas. This landmark alliance is the first major RNAi therapeutics partnership between a Japanese pharmaceutical company and a U.S. biotechnology company, representing a new frontier in the advancement of RNAi therapeutics to patients on a global basis.

RNAi is an entirely new approach for the discovery of breakthrough medicines that utilizes a natural mechanism found within the body to inhibit expression of certain genes. Harnessing the activity of RNAi creates a direct opportunity to develop specific and potent new medicines for the treatment of a broad range of diseases, including those that are difficult to treat with today's drug approaches. The discovery of RNAi was awarded the 2006 Nobel Prize and the advancement of RNAi is recognized as one of the most important advances in biomedical sciences in decades.

"We are very pleased and honored to have a strategic platform partnership with Takeda, one of the world's leading pharmaceutical companies. As the first RNAi technology partnership with a pharmaceutical company located in Asia, this new alliance expands the advancement of RNAi therapeutics to patients on a global basis," said John Maraganore, Ph.D., Chief Executive Officer of Alnylam. "Across multiple dimensions, this new partnership is a major event in Alnylam's efforts to build a leading biopharmaceutical company. A particularly important element in this new platform alliance is Alnylam's opportunity to co-develop and co-commercialize Takeda RNAi therapeutic products with Takeda in the U.S. market."

"We are excited to work with Alnylam, as the leading worldwide company in the field of RNAi therapeutics with a strong commitment to scientific excellence and an unparalleled intellectual property position," said Yasuchika Hasegawa, President of Takeda. "We believe this alliance will accelerate our initiatives to establish the foundation for RNAi drug discovery supported by Alnylam's platform technologies and know-how. We expect that our product portfolio will be enhanced by the addition of RNAi therapeutics to our current small molecule and anti-body research platforms."

This collaboration provides Takeda with broad, worldwide, non-exclusive access to and enablement with Alnylam's RNAi therapeutics platform technology and intellectual property in the fields of oncology and metabolic disease, with the right to expand the number of therapeutic fields in the future. The agreement also includes the transfer of platform technology from Alnylam to Takeda, a collaboration and cross-license of delivery technologies between the two companies, and a drug discovery collaboration on certain RNAi therapeutic targets, subject to certain Alnylam third party obligations.

Takeda becomes Alnylam's strategic partner for RNAi therapeutics over a five-year period and the only Asian company to obtain a right of first negotiation to develop and commercialize Alnylam RNAi therapeutic development programs for the Asian market, excluding Alnylam's ALN-RSV01 program. In addition, Alnylam obtains opt-in options to co-develop and co-commercialize Takeda RNAi therapeutic programs in the U.S. market on a 50-50 basis.

The partnership includes $100 million in upfront payments and $50 million in near-term technology transfer payments for a non-exclusive license in two therapeutic fields and is valued at potentially over $1 billion in future research and development and commercial milestones, upon successful commercialization of multiple products. At Takeda's option, the scope of the partnership can be expanded to include additional fields with a $50 million per field expansion payment. Alnylam is also eligible to receive research and development funding related to the drug discovery collaboration. In addition, Alnylam is eligible to receive up to $171 million in development and commercial milestone payments and significant royalties per product. Alnylam plans to update financial guidance when it announces its second quarter 2008 financial results.

About RNA Interference (RNAi)
RNAi (RNA interference) is a revolution in biology, representing a breakthrough in understanding how genes are turned on and off in

cells, and a completely new approach to drug discovery and development. Its discovery has been heralded as "a major scientific breakthrough that happens once every decade or so," and represents one of the most promising and rapidly advancing frontiers in biology and drug discovery today which was awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi is a natural process of gene silencing that occurs in organisms ranging from plants to mammals. By harnessing the natural biological process of RNAi occurring in our cells, the creation of a major new class of medicines, known as RNAi therapeutics, is on the horizon. RNAi therapeutics target the cause of diseases by potently silencing specific messenger RNAs (mRNAs), thereby preventing disease-causing proteins from being made. RNAi therapeutics have the potential to treat disease and help patients in a fundamentally new way.

About Alnylam Pharmaceuticals

Alnylam is a biopharmaceutical company developing novel therapeutics based on RNA interference, or RNAi. The company is applying its therapeutic expertise in RNAi to address significant medical needs, many of which cannot effectively be addressed with small molecules or antibodies, the current major classes of drugs. Alnylam is leading the translation of RNAi as a new class of innovative medicines with peer-reviewed research efforts published in the world's top scientific journals including Nature, Nature Medicine, and Cell. The company is leveraging these capabilities to build a broad pipeline of RNAi therapeutics; its most advanced program is in Phase II human clinical trials for the treatment of respiratory syncytial virus (RSV) infection. In addition, the company is developing RNAi therapeutics for the treatment of a wide range of disease areas, including hypercholesterolemia, liver cancers, and Huntington's disease. The company's leadership position in fundamental patents, technology, and know-how relating to RNAi has enabled it to form major alliances with leading companies including Medtronic, Novartis, Biogen Idec, Roche, and Takeda. To reflect its outlook for key scientific, clinical, and business initiatives, Alnylam has established "RNAi 2010" which includes the company's plan to significantly expand the scope of delivery solutions for RNAi therapeutics, have four or more programs in clinical development, and to form four or more new major business collaborations, all by the end of 2010. Alnylam is a joint owner of Regulus Therapeutics LLC, a joint venture focused on the discovery, development, and commercialization of microRNA therapeutics. Founded in 2002, Alnylam maintains headquarters in Cambridge, Massachusetts. For more information, visit http://www.alnylam.com/

About Takeda

Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.

Additional information about Takeda is available through its corporate website, http://www.takeda.com/

Alnylam Forward-Looking Statements

Various statements in this release concerning Alnylam's future expectations, plans and prospects, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Alnylam's approach to discover and develop novel drugs, which is unproven and may never lead to marketable products; obtaining, maintaining and protecting intellectual property; Alnylam's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Alnylam's ability to obtain additional funding to support its business activities; Alnylam's ability to realize future milestones and royalties as well as co-development and co-commercialization opportunities; Alnylam's dependence on third parties for development, manufacture, marketing, sales and distribution of products; obtaining regulatory approval for products; competition from others using technology similar to Alnylam's and others developing products for similar uses; Alnylam's dependence on collaborators; and Alnylam's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of its most recent quarterly report on Form 10-Q on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Alnylam's views only as of today and should not be relied upon as representing its views as of any subsequent date. Alnylam does not assume any obligation to update any forward-looking statements.

Takeda Forward-Looking Statements

This press release contains forward-looking statements regarding the Company's plans, outlook, strategies and results for the future. All forward-looking statements are based on judgments derived from the information available to the Company at this time.
Certain risks and uncertainties could cause the Company's actual results to differ materially from any projections presented in this press release. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's business; competitive pressure; relative laws and regulations; product development programs; and changes in exchange rates.
We assume no obligation to update or reverse any forward-looking statements or other information contained in this press release, whether as a result of new information, future events, or otherwise.

May 27, 2008

Takeda Pharmaceutical Company Limited

Takeda to Support Relief Effort for Earthquake Disaster in the southwest province of Sichuan, China

Takeda employees around the world express their deepest sympathy and condolences to all those affected by this disaster.

Osaka, Japan, May 27, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that Takeda group companies are donating funds towards relief efforts for the earthquake disaster in the southwest province of Sichuan through the Red Cross and other organizations. In addition to these corporate donations, Takeda employees are also being encouraged to make personal donations to the disaster fund.

Takeda headquarters in Japan has decided to make a donation of Yen 50 million to the earthquake disaster fund through the Japanese Red Cross Society. Contributions made by Takeda employees to relief efforts will be supported by Matching Gift programs, which will be made to UNICEF as a body working towards protecting affected children in this earthquake area.

The total amount donated to relief efforts for this earthquake disaster from Takeda Group is estimated approximately Yen 60 million.

We are praying for revival of this earthquake area as early as possible.

Exhibit B

Brief Descriptions of Japanese Language Documents

1. Amendment to major shareholding report (regarding Takeda Pharmaceutical Company Limited) dated April 28, 2008.
2. Status report regarding the repurchase of treasury stock (from April 1, 2008 to April 30, 2008) dated May 15, 2008.
3. Amendment to major shareholding report (regarding Takeda Pharmaceutical Company Limited) dated May 27, 2008.
4. Amendment to major shareholding report (regarding Takeda Pharmaceutical Company Limited) dated May 30, 2008.

RECEIVED
2008 JUN 15 A 9:-0
FICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A

English Translations of Japanese Language Documents

1. Press release dated March 17, 2008, relating to the announcement that Takeda Submitted a New Drug Application for a Fixed Dose Combination Tablet of Blopress® with Diuretic in Japan for Treatment of Hypertension.
2. Press release dated March 20, 2008, relating to the announcement on the Restructuring of U.S. Operations.
3. Press release dated March 28, 2008, relating to the announcement Concerning the Discontinuation of Development of TAK-475, A Compound for Treatment of Hypercholesterolemia.
4. Press release dated March 31, 2008, relating to the announcement Concerning the Sharing of Sabin-IPV Seed Virus by Japan Poliomyelitis Research Institute with Takeda and Grant of Right to Its Commercialization.
5. Press release dated April 1, 2008, relating to the announcement that Cell Genesys and Takeda Announce Global Alliance for the Development and Commercialization of GVAX Immunotherapy for Prostate Cancer.
6. Press release dated April 1, 2008, relating to the announcement that New Data Showed ACTOS® (pioglitazone HCI) Prevented Progression of Atherosclerotic Plaque Volume in Patients with Type 2 Diabetes.
7. Press release dated April 1, 2008, relating to the announcement Concerning Launch of Takeda Bio Development Center Limited.
8. Press release dated April 1, 2008, relating to the announcement Concerning Transfer of Shares of Hitachi Insphama, Ltd. from Takeda to Hitachi.
9. Press release dated April 4, 2008, relating to the announcement that Takeda Wins Definitive Decision in Patent Infringement Litigation on Appeal against an ANDA Filer for Generic ACTOS®.
10. Press release dated April 10, 2008, relating to the announcement Concerning Takeda to Acquire Millennium for US$25.00 Per Share in an All Cash Tender Offer Valued at $8.8 Billion.
11. Press release dated April 10, 2008, relating to the Notice Regarding Acquisition of the Company's Own Shares.
12. Press release dated April 25, 2008, relating to the Notice of Execution of Acquisition of the Company's Own Shares.
13. Press release dated April 25, 2008, relating to the Notice Concerning Cancellation of Own Shares.
14. Press release dated April 30, 2008, relating to the announcement that Sucampo Pharmaceuticals Obtains FDA Approval for AMITIZA® for the Treatment of Irritable Bowel Syndrome with Constipation in Adult Women.
15. Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008, dated May 9, 2008.

16. Press release dated May 9, 2008, relating to the Notice Regarding Acquisition of the Company's Own Shares.
17. Press release dated May 9, 2008, relating to the announcement that Takeda Successfully Completes Tender Offer for Millennium Pharmaceuticals, Inc. and Announces Subsequent Offering Period.
18. Press release dated May 15, 2008, relating to the announcement that Takeda Completes Subsequent Offering Period for Shares of Millennium Pharmaceuticals, Inc.
19. Press release dated May 15, 2008, relating to the announcement that Takeda Completes Acquisition of Millennium
20. Press release dated May 16, 2008, relating to the announcement Concerning Proposed Amendments of the Remuneration System for Members of Board of Directors and Corporate Auditors.
21. Press release dated May 26, 2008, relating to the announcement Concerning Voglibose (BASEN®) for the Prevention of Type 2 Diabetes Mellitus: A Randomized, Double-blind Trial in Japanese Subjects with Impaired Glucose Tolerance.
22. Press release dated May 27, 2008, relating to the announcement that Alnylam and Takeda Form Strategic Worldwide Platform Alliance in RNAi Therapeutics.
23. Press release dated May 27, 2008, relating to the announcement Concerning Takeda to Support Relief Effort for Earthquake Disaster in the Southwest Province of Sichuan, China.

March 17, 2008

Takeda Pharmaceutical Company Limited

Takeda Submitted a New Drug Application for a Fixed Dose Combination Tablet of Blopress® with Diuretic in Japan for Treatment of Hypertension

OSAKA, JAPAN, March 17, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") today announced that it submitted a New Drug Application of a fixed dose combination tablet of Blopress® (generic name: candesartan cilexetil) and diuretic (generic name: hydrochlorothiazide) for treatment of hypertension to the Ministry of Health, Labour and Welfare in Japan.

Discovered by Takeda, Blopress is an angiotensin II[*] receptor blocker ("ARB"), which was launched in 1999 and became the first ARB with an indication of Chronic Heart Failure in Japan. Hydrochlorothiazide is classified as a thiazide diuretic and lowers the blood pressure by increasing the flow of urine, which results in volume depletion. It is considered that there is a synergistic anti-hypertensive effect by concominant therapy of ARB and diuretic.

[*] Angiotensin II is known as one of the potent vasopressor hormones.

"We believe that the fixed dose combination tablet of Blopress with diuretic will be able to offer the better control of blood pressure," said Masaomi Miyamoto, Ph.D., general manager of Pharmaceutical Development Division of Takeda. "We expect that this New Drug Application lead to maximization of added value of Blopress."

Takeda is persuing every possiblity of fixed dose combination for its product line, which will contribute to the patient's improved compliance. Currently, the fixed dose combinations of; Actos® (generic name: pioglitazone HCl) which is a member of the thiazolidinedione class of "insulin-sensitizing" agents with sulfonylurea (generic name: glimepiride HCl), and Actos with biganide (generic name: metformin HCl) are being marketed in overseas.

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About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

March 20, 2008

Takeda Pharmaceutical Company Limited

Announcement on the Restructuring of U.S. Operations

March, 20, 2008, Osaka, Japan — Takeda Pharmaceutical Company Limited ("Takeda") today announced that it had reached an agreement on March 19, 2008 U.S. time, with Abbott Laboratories (Illinois, U.S.A. "Abbott") to evenly divide the value of their 50/50 joint venture TAP Pharmaceutical Products Inc. (Illinois, U.S.A., "TAP"). TAP is a joint venture between Takeda America Holdings, Inc. (New York, U.S.A., "TAH", a wholly-owned subsidiary of Takeda) and Abbott (TAH and Abbott each hold a 50% equity interest in TAP).

Takeda announced that pursuant to the transaction with Abbott, TAP will become a wholly-owned subsidiary of TAH, and will be merged into Takeda Pharmaceuticals North America (Illinois, U.S.A., "TPNA", a wholly-owned subsidiary of TAH). Thereafter, TPNA will transfer the integrated development function of TAP to Takeda Global Research & Development Center Inc. (Illinois, U.S.A., "TGRD").

1. The purpose of the restructuring

Since its creation by Takeda and Abbott in 1977, TAP has contributed to the growth of Takeda's ethical pharmaceutical business in the U.S. market through expanding the sales of Lupron Depot, a treatment for prostate cancer and endometriosis, and Prevacid, a peptic ulcer treatment. This restructuring will consolidate the U.S. development and marketing functions of the Takeda Group, which will enhance its ability to flexibly respond to changes in market needs and to its product-line. Further, Takeda expects sales and cost synergies from the restructuring.

"I am excited about this transaction, which is mutually beneficial and equitable to both companies as we pursue our respective business strategies, and I want to take this opportunity to thank our partners at Abbott and express my sincere appreciation for the invaluable collaboration required to grow and manage this successful joint venture for more than 30 years of existence, and also to the many individuals who supported TAP," said Yasuchika Hasegawa, president of Takeda. "With this agreement, two successful organizations will be joined as one Takeda, and I believe we will be able to further enhance our presence in the U.S., which is the world's largest pharmaceutical market, supported by a stronger sales force position, mainly in the primary care market, and stronger development capability. Our new U.S. organizations will play a significant role in our global growth."

2. Outline and schedule for the restructuring

April 2008 (Plan)

TAP will be divided, and Abbott will obtain the rights to Lupron, all employees and assets primarily related to Lupron and others. In addition to Lupron, Abbott will receive payments based on TAP's other current and certain future products.
TAP, then a wholly-owned subsidiary of Takeda, will retain Prevacid, dexlansoprazole (TAK-390MR) and ilaprazole (IY-81149), which are proton pump inhibitors, as well as febuxostat (TMX-67), for the management of hyperuricemia in patients with gout.

In addition, Mr. Alan MacKenzie, currently president of TAP, will assume the position of CEO of TPNA.

July 2008 (Plan)

TPNA and TAP will be combined, and TPNA will transfer the development function, which is currently held by TAP, to TGRD.

The adjustments of values for the purpose of equal division of value between Takeda and Abbott will be conducted separately after the division of TAP.

3. Outline of the companies involved:

(1) Trade name	TAP Pharmaceutical Products Inc.	Takeda Pharmaceuticals North America, Inc.	Takeda Global Research & Development Center Inc.
(2) Main business	Sales, marketing and development of pharmaceuticals	Sales and marketing of pharmaceuticals	Development of pharmaceuticals
(3) Month and year of foundation	May 1985	May 1998	January 2004
(4) Location of head office	675 North Field Drive, Lake Forest, IL 60045, U.S.A.	One Takeda Parkway, Deerfield, IL 60015, U.S.A.	One Takeda Parkway, Deerfield, IL 60015, U.S.A.
(5) Representative	Alan MacKenzie	Mark Booth	Dave Recker
(6) Capital	39.5 million US$	1 US$	5 million US$
(7) Fiscal year	December 31	March 31	March 31
(8) Financial results for previous year	Net income for FY ended December 31, 2007 996 million US$	Sales for FY ended March 31, 2007 2,817 million US$	---

4. The impact on Takeda's consolidated financial results

There will be no impact from this transaction on Takeda's consolidated financial results for the current fiscal year.

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March 28, 2008

Takeda Pharmaceutical Company Limited

Discontinuation of Development of TAK-475, A Compound for Treatment of Hypercholesterolemia

Osaka, Japan, March 28, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") today announced discontinuation of development of TAK-475 (lapaquistat acetate), an investigational compound studied for the treatment of hypercholesterolemia.

As announced on October 29, 2007, the Food and Drug Administration ("FDA") in the U.S. requested additional clinical data prior to submission of a New Drug Application ("NDA") for TAK-475 and recommended the suspension of clinical studies with higher doses.

Takeda has made the decision to discontinue development of TAK-475 based on judgment that the profile of the compound is not superior to existing marketed drugs from both efficacy and safety viewpoints. This conclusion follows a thorough review of the clinical data available to date including phase 2 clinical trial result in Japan and discussions with the relevant regulatory authorities.

Takeda will continue best efforts for the enhancement of R&D pipeline, which is one of the operational targets in "2006-2010 Medium-Term Management Plan", by accelerating the development projects in lifestyle-related or metabolic diseases and also in all other core therapeutic areas along with conducting in-house R&D activities, LCM, in-licensing and alliances activities.

Specifically, Takeda continues strategic investments aiming for earliest possible launch of SYR-322 and TAK-390MR of which NDAs are now under review by the FDA, and for earliest possible NDA submission of the development projects in the late stage such as Hematide™, a treatment for chronic kidney disease related anemia and cancer related anemia, and Lu AA21004, a treatment for mood and anxiety disorders.

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About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

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March 31, 2008

Takeda Pharmaceutical Company Limited

Sharing of Sabin-IPV Seed Virus by Japan Poliomyelitis Research Institute with Takeda and Grant of Right to Its Commercialization

March 31, 2008 Tokyo and Osaka, Japan — Japan Poliomyelitis Research Institute ("JPRI") and Takeda Pharmaceutical Company Limited ("Takeda") jointly announced today that they have entered into an agreement for sharing of seed viruses for the Sabin-inactivated poliovirus vaccine ("Sabin-IPV") by JPRI and its commercialization by Takeda. Under this agreement, Takeda acquires the rights to worldwide development, manufacturing, and commercialization of Sabin-IPV and Sabin-IPV containing combination vaccines.

Takeda will be provided with seed viruses by JPRI for Sabin-IPV as well as scientific data, information and technical know-how concerning the research, development, and manufacturing of the viruses and pay royalties based on the domestic sales of Sabin-IPV. It has also been agreed that any financial conditions in the event of manufacturing and commercialization of the product overseas will separately be decided by negotiation of both parties.

Polio, or acute poliomyelitis, is a viral infectious disease, which is commonly referred to as infantile paralysis due to its high prevalence among children. Although live poliomyelitis vaccination has been used in the immunization, vaccine-associated paralytic poliomyelitis (VAPP) that develops in one of several million vaccine recipients is found, and an inactivated polio vaccine that does not induce VAPP is expected. Sabin-IPV is an only inactivated poliovirus vaccine by attenuated strain, and its safety and efficacy are comparable to the virulent strain-derived inactivated polio vaccine which are being used in Western countries. In addition, the production process of Sabin-IPV offers better safety than those of the virulent strain-derived inactivated one. Based on these profiles, WHO expect the early development of Sabin-IPV. On the other hand, the development of combination vaccines without increasing the number of injection is important as basic strategies for pediatric prophylactic vaccines in developed countries.

Taking these trends into consideration, Takeda will work to accelerate the development of a "quadruple vaccine" including Sabin-IPV which is a combination of the combined diphtheria, tetanus, and acellular pertussis vaccine (DTaP) that has already been developed and marketed by Takeda, with Sabin-IPV (development code: TAK-361S) for early launch in the market.

"JPRI has been manufacturing and providing live poliomyelitis vaccination from the past, and have established producing technology of Sabin-IPV," said Dr. Bunsiti Simizu, President of JPRI. "We are anxious and eager for contributing the strategy of protection against infectious disease for children worldwide, through quadruple vaccine developed by sharing of seed virus and technical cooperation to Takeda."

"It is our great pleasure that we can now start the development of the quadruple vaccine including Sabin-IPV in partnership with JPRI," said Mr. Yasuchika Hasegawa, President of Takeda. "We are determined to work to provide the world with safer polio vaccines as soon as possible, playing a part in the WHO-led Global Polio Eradication Initiative to nullify the number of patients with paralysis caused by virulent poliovirus, while making a contribution to infectious disease prophylaxis."

contact of JPRI:	contact of Takeda
Japan Poliomyelitis Research Institute Telephone: +81-42-393-3191	Takeda Pharmaceutical Company Limited Corporate Communications (PR/IR) Telephone:+81-3-3278-2037

April 1, 2008

Cell Genesys
Takeda Pharmaceutical Company Limited

Cell Genesys and Takeda Announce Global Alliance for the Development and Commercialization of GVAX Immunotherapy for Prostate Cancer

SOUTH SAN FRANCISCO, Calif. (March 31, 2008) and OSAKA, Japan, (April 1, 2008) —Cell Genesys, Inc. ("Cell Genesys", Nasdaq: CEGE) and Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) today announced that the companies have formed a global alliance for the development and commercialization of GVAX immunotherapy for prostate cancer, Cell Genesys' lead product candidate currently in Phase 3 clinical development.

Under the agreement, in exchange for exclusive worldwide commercial rights to GVAX immunotherapy for prostate cancer, Takeda will pay Cell Genesys an upfront payment of $50 million and additional milestone payments totaling up to $270 million relating to regulatory approval and commercialization of GVAX immunotherapy for prostate cancer in the United States, European Union and Japan. Takeda will pay Cell Genesys tiered, double-digit royalties based on net sales of GVAX immunotherapy for prostate cancer in the United States and flat double-digit royalties based on net sales of the product in all other regions. From this point forward, Takeda will pay for all external development costs associated with the ongoing Phase 3 clinical development of GVAX immunotherapy for prostate cancer and will also pay for all additional development costs and all commercialization costs. Cell Genesys will maintain responsibility for the worldwide manufacture and supply of the product and will retain rights to co-promote GVAX immunotherapy for prostate cancer in the United States.

"We are very pleased to have entered into this agreement with Takeda for the development and commercialization of GVAX immunotherapy for prostate cancer and look forward to benefiting from Takeda's impressive record of success as a global pharmaceutical business and clear commitment to become a leader in the field of oncology," stated Stephen A. Sherwin, M.D., chairman and chief executive officer of Cell Genesys. "In particular, we are very glad to have the opportunity to work with the company that pioneered the global development and commercialization of the world's leading prostate cancer drug, Lupron®, and hope to build on that success with GVAX immunotherapy for prostate cancer, a potential new treatment option for men with this disease."

"We are excited to have added GVAX immunotherapy for prostate cancer to our growing oncology pipeline and are eager to do all that we can to ensure its commercial success in the United States and globally," said Yasuchika Hasegawa, president of Takeda. "Our extensive experience in the prostate cancer market, coupled with our global infrastructure of development and marketing makes us well-suited to work in partnership with Cell Genesys in the effort to make GVAX immunotherapy for prostate cancer a reality for patients in need."

GVAX immunotherapy for prostate cancer is currently being evaluated in two Phase 3 clinical trials, VITAL-1 and VITAL-2, in patients with advanced prostate cancer. The U.S. Food and Drug Administration has granted Cell Genesys Fast Track status for the GVAX prostate cancer program and both trials have completed Special Protocol Assessment agreements. In 2007, the VITAL-1 trial completed enrollment with 626 patients and in January 2008, Cell Genesys announced that the Independent Data Monitoring Committee (IDMC) had completed a pre-planned interim analysis for VITAL-1 and recommended that the study continue. The IDMC provided no information to the company other than the recommendation to continue the trial. The company currently estimates that there will be sufficient events to trigger the final analysis for VITAL-1 in the second half of 2009. Patients are continuing to be enrolled in the VITAL-2 trial at approximately 100 clinical trial sites located in North America and Europe. Cell Genesys is targeting the completion of enrollment for VITAL-2 with approximately 600 patients in the first half of 2009 and expects that there will be sufficient events to trigger the pre-planned interim analysis in the same time frame.

About GVAX Immunotherapy for Prostate Cancer

Cell Genesys' GVAX cancer immunotherapies are whole-cell products that are designed to present the immune system with a broad spectrum of tumor antigens and stimulate an immune response against the patient's tumor. GVAX immunotherapy for prostate cancer is comprised of two prostate tumor cell lines that have been modified to secrete GM-CSF (granulocyte-macrophage colony stimulating factor), an immune stimulatory hormone that plays a key role in stimulating the body's immune response, and then irradiated for safety. GVAX for prostate cancer is being developed as a non patient-specific, "off-the-shelf" pharmaceutical product. The company is currently manufacturing the product in its bioreactor manufacturing facility in Hayward, California, a facility that is also capable of producing the product for commercialization.

About Cell Genesys

Cell Genesys is focused on the development and commercialization of novel biological therapies for patients with cancer. The company is currently pursuing two clinical stage product platforms – GVAX™ cancer immunotherapies and oncolytic virus therapies. Ongoing clinical trials include Phase 3 trials of GVAX immunotherapy for prostate cancer, Phase 2 trials of GVAX immunotherapies for pancreatic cancer and for leukemia, and a Phase 1 trial of CG0070 oncolytic virus therapy for bladder cancer. Cell Genesys continues to hold an equity interest in its former subsidiary, Ceregene, Inc., which is developing gene therapies for neurodegenerative disorders. Cell Genesys is headquartered in South San Francisco, CA and has its principal manufacturing operation in Hayward, CA. For additional information, please visit the company's website at www.cellgenesys.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE:4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

Contact:

Cell Genesys	Takeda
Susan Ferris	Seizo Masuda
Investor Relations	Media/Investor Relations
650-266-3200	+81-3-3278-2037

Forward-Looking Statement for Cell Genesys

Statements made herein about the company, other than statements of historical fact, including statements about the expectations regarding the agreement with Takeda, the company's progress, results, analysis, enrollment and timing of VITAL-1 and VITAL-2 and other clinical trials and preclinical programs and the nature of product pipelines are forward-looking statements and are subject to a number of uncertainties that could cause actual results to differ materially from the statements made, including risks associated with the success of clinical trials and research and development programs, regulatory requirements and the regulatory approval process for clinical trials, manufacture and commercialization of the company's products, competitive technologies and products, patents, the need for and reliance on partnerships with third parties and the risks inherent in partnership with third parties, and the need for additional financings. For information about these and other risks which may affect Cell Genesys, please see the company's reports on Form 10-Q, 10-K, and 8-K and other reports filed from time to time with the Securities and Exchange Commission. The company assumes no obligation to update the forward-looking information in this press release.

Forward-Looking Statement for Takeda

This press release contains forward-looking statements regarding the Company's plans, outlook, strategies and results for the future. All forward-looking statements are based on judgments derived from the information available to the Company at this time.
Certain risks and uncertainties could cause the Company's actual results to differ materially from any projections presented in this press release. These risks and uncertainties include, but are not limited to, the economic circumstances surrounding the Company's business; competitive pressure; relative laws and regulations; product development programs; and changes in exchange rates.
We assume no obligation to update or reverse any forward-looking statements or other information contained in this press release, whether as a result of new information, future events, or otherwise.

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082-35071

April 1, 2008

Takeda Pharmaceutical Company Limited

New Data Showed ACTOS® (pioglitazone HCl) Prevented Progression of Atherosclerotic Plaque Volume in Patients with Type 2 Diabetes

Data expands body of evidence in high risk population using IVUS, a unique marker for coronary atherosclerosis

Chicago, IL, March 31, 2008 – New data from a clinical trial using intravascular ultrasound (IVUS) technology found that in patients living with type 2 diabetes, ACTOS® (pioglitazone HCl) reduced the atherosclerotic burden in the coronary arteries compared to glimepiride, and prevented progression compared to baseline. These data stem from the PERISCOPE (Pioglitazone Effect on Regression of Intravascular Sonographic Coronary Obstruction Prospective Evaluation) trial.

The PERISCOPE trial was presented today as a late breaker at the 57th Annual Scientific Session of the American College of Cardiology in Chicago. This trial adds to the body of cardiovascular data for ACTOS. ACTOS studies, conducted over the past 10 years in more than 16,000 patients, including short- and long-term trials, as well as prospective and observational studies, have shown no evidence that ACTOS is associated with an increased risk of heart attack, stroke, or death.

"We are pleased with the results of the PERISCOPE, which further expands our cardiovascular data with ACTOS," said David P. Recker, M.D., senior vice president, Clinical Sciences and interim president at Takeda Global Research & Development. "While not definitive, data from PERISCOPE combined with results from a previous study, looking at surrogate endpoints, have shown a consistent trend toward decreasing cardiovascular risk by reducing the atherosclerotic burden in people with type 2 diabetes."

PERISCOPE is the first clinical trial to examine the effects of an oral antidiabetic medication on the development of coronary atherosclerosis in patients with type 2 diabetes using IVUS technology. The trial conducted in 97 centers in the U.S., Canada and Latin America with 543 patients, used IVUS imaging of the coronary arteries. The analysis demonstrated a statistically significant difference in percent change in coronary artery atheroma volume in favor of ACTOS treatment compared to glimepiride treatment.

The data showed that patients treated with glimepiride, a sulfonylurea and commonly used diabetes medication, exhibited progression of coronary atherosclerosis. In contrast, the ACTOS arm showed no progression of coronary atherosclerosis over the 18-month period from the initial baseline measurement.

Cardiovascular safety data was collected by looking at macrovascular events and episodes of congestive heart failure (CHF). The number of episodes of a common cardiovascular endpoint of cardiovascular mortality, non-fatal MI, or non-fatal stroke was 6 (2.2%) in glimepiride patients and 5 (1.9%) in ACTOS-treated patients. The number of hospitalizations due to CHF were equivalent in both arms. In the ACTOS-treated group, eight patients experienced a bone fracture, none involving the hip or spine.

Atherosclerosis is a condition that leads to reduced or blocked blood flow, and is accelerated in patients with type 2 diabetes. Atherosclerosis-related cardiovascular disease is the leading cause of death and disability in people with type 2 diabetes. Published data shows that slowed progression and reductions in atheroma volume lessens the incidence of a second heart attack. IVUS measures the volume of plaque build-up in the coronary arteries, a marker of coronary atherosclerosis.

The data are consistent with the findings of the CHICAGO (Carotid intima-media tHICkness in Atherosclerosis using pioGlitazOne) trial. Both PERISCOPE and CHICAGO support the findings of the PROactive (PROspective PioglitAzone Clinical Trial In MacroVascular Events) trial, which showed that ACTOS was not associated with an increased risk of heart attack, stroke or death.

The CHICAGO Study

The CHICAGO trial was an 18-month, multicenter, randomized study that enrolled 462 patients with type 2 diabetes, all from the Chicago area. The primary goal was to compare the effects of ACTOS versus glimepiride, a sulfonylurea, on carotid intima-media thickness (CIMT), defined as the thickness of the inner lining of a patient's neck arteries. CIMT is an established surrogate marker of atherosclerosis. The CHICAGO analysis demonstrated a similar result on the progression of atherosclerosis as was observed in PERISCOPE.

The PROactive Study

The PROactive study was a prospective, randomized, placebo-controlled outcomes trial. The study included 5,238 patients with type 2 diabetes and a history of macrovascular disease, who were force-titrated up to 45 mg daily of either ACTOS or placebo in addition to standard of care. In this study, there was no difference in the number of macrovascular events between standard of care and ACTOS, and standard of care alone. Although there was no statistically significant difference between ACTOS and standard of care for the primary endpoint, there was no increase in mortality or total macrovascular events with ACTOS. In 2007, the ACTOS Prescribing Information was revised by the U.S. Food and Drug Administration to include this reassuring cardiovascular safety data.

About ACTOS

ACTOS works by directly targeting insulin resistance, a condition in which the body does not efficiently use the insulin it produces to control blood glucose levels. ACTOS, a prescription medication, is taken once daily as an adjunct to diet and exercise, and is approved for use for type 2 diabetes as monotherapy to lower blood glucose and in combination therapy with insulin, sulfonylureas, or metformin.

Important Safety Information About ACTOS® (pioglitazone HCl)

ACTOS is not for everyone. Certain patients with heart failure should not start taking ACTOS. ACTOS can cause or worsen congestive heart failure. Talk to your doctor immediately if you experience rapid weight gain, fluid retention, or shortness of breath.

Do not take ACTOS if you have active liver disease. Your doctor should perform a blood test to check for liver problems before you start ACTOS and periodically thereafter. Talk to your doctor immediately if you experience nausea, vomiting, stomach pain, tiredness, loss of appetite, dark urine, or yellowing of the skin. If you are of childbearing age, talk to your doctor before taking ACTOS, as it could increase your chance of becoming pregnant. Some people taking ACTOS may experience flulike symptoms, mild-to-moderate swelling of legs and ankles, and anemia. Some people, particularly women, are at higher risk of having bone fractures while taking ACTOS. When taking ACTOS with insulin or sulfonylureas, you may be at risk for low blood sugar. Patients with diabetes should have regular eye exams. If you experience vision problems, consult your doctor immediately. Very rarely, some patients have experienced visual changes while taking ACTOS.

Please visit the ACTOS Web site at www.actos.com for Complete Prescribing Information.

Takeda Global Research & Development Center, Inc.

Based in Deerfield, Ill., and London, U.K., Takeda Global Research & Development Center, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. Takeda Global Research & Development was established in 2004 and is responsible for Takeda's clinical research and development in the U.S. and Europe, supporting clinical and product development activity for Takeda commercial organizations in the U.S. – Takeda Pharmaceuticals North America, Inc. and in Europe: six sales and marketing companies, respectively. With a robust pipeline of compounds in development for diabetes, cardiovascular disease and other conditions, Takeda rapidly brings innovative products to market to improve patient health and enhance the practice of medicine. To learn more about the company, visit www.tgrd.com.

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082-35071

April 1, 2008

Takeda Pharmaceutical Company Limited

Launch of Takeda Bio Development Center Limited

Osaka, Japan, April 1, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") today announced the launch of Takeda Bio Development Center Limited ("Takeda Bio").

Takeda Bio, which used to be a wholly owned subsidiary of Amgen Inc. (Thousand Oaks, Calif.) in Japan being engaged in the clinical development of the investigational compounds created by Amgen Inc., has become a wholly owned subsidiary of Takeda effective today in accordance with the agreement for transfer of shares between Takeda and Amgen Inc. signed in February 2008.

Takeda Bio will conduct clinical development activities of products, which Takeda licensed from Amgen based on the license agreement signed also in February 2008, across a range of therapeutic areas, including oncology, inflammation, and pain.

"Our company is committed to bringing the innovative potential medicines to the patients with illness and physicians who treat them, through dedicating all the possible efforts into conducting clinical development of the products licensed from Amgen Inc. to Takeda, across a range of therapeutic areas, including oncology, inflammation, and pain." said Hiroyasu Nakamura, president of Takeda Bio.

"We expect that the launch of Takeda Bio is a key step toward enhancement of our franchises in Japan such as cancer and bone/joint diseases among our core therapeutic areas," said Yasuchika Hasegawa, president of Takeda. "We believe that, as a member of Takeda group, Takeda Bio will contribute to achievement of our Mission, "striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products".

Profile of Takeda Bio Development Center Limited

Name	:	Takeda Bio Development Center Limited
Location	:	Sapia Tower, 1-7-12 Marunouchi, Chiyoda-ku, Tokyo
Representative	:	Chairman of the Board: Masaomi Miyamoto
		President: Hiroyasu Nakamura
Telephone	:	+81-3-5224-9050
Website	:	http://www.takeda.co.jp/tbdc/

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About Takeda

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

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Contacts

Takeda Pharmaceutical Company Limited
Corporate Communications
Seizo Masuda (+81-3-3278-2037)

Takeda Bio Development Center Limited
Corporate Communications
Katsuaki Kato (+81-50-3116-9994)

082-35071

April 1, 2008

Hitachi
Takeda Pharmaceutical Company Limited

Transfer of Shares of Hitachi Inspharma, Ltd. from Takeda to Hitachi

Hitachi, Ltd. ("Hitachi") and Takeda Pharmaceutical Company Limited ("Takeda") announced today that all of Takeda's shares of Hitachi Inspharma, Ltd. ("Hitachi Inspharma"), a joint venture which is owned by Hitachi (66%) and Takeda (34%), are transferred to Hitach on April 1, 2008.

This transfer is based on the joint venture agreement signed between Hitachi and Takeda in January 2006. Under this agreement, the transfer of shares held by Takeda to Hitachi is scheduled to take place after two years from the start of Hitachi Inspharma's commercial operation.

Established in February 2006, Hitachi Inspharma started its operation in April 2006 as an IT solution company specializing in pharmaceutical industry. Hitachi Inspharma is aiming to offer optimal and highest standard of system solution in every aspect of activities of pharmaceutical companies such as R&D, production and marketing, based on the technology, development ability and collective strength of Hitachi group, adding an IT know-how established in major players in the pharmaceutical industry.

"Outsourcing business is one of our core areas, and we are aiming at its expansion. By taking over konw-how about business system Takeda cultivated, we can establish our good position in pharmacesutical industries and succession of such know-how is expected to enable us to strengthen our business ,"said Kazuo Furukawa, Representative Executive Officer, President of Hitachi, Ltd.

"Our information system business transferred to Hitachi Inspharma has further solidified the business structure,"said Yasuchika Hasegawa, President of Takeda. "We believe Hitachi Inspharma will continue contributing to Hitachi toward the future as an IT solution company which specializing in the pharmaceutical industry."

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About Hitachi

Hitachi, Ltd., (NYSE: HIT/ TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 384,000 employees worldwide. Fiscal 2006 (ended March 31, 2007) consolidated revenues totaled 10,247.0 billion yen ($88.8 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's website at http://www.hitachi.com.

About Takeda

Located in Osaka, Japan, Takeda (TSE: 4502) is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders in the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

Contact:

Hitachi

Tomoki Hirano , Mutsuko Fujii/Communications,
Information & Telecommunication Systems, Hitachi, Ltd.
(03)-5471-8900

Takeda Tokyo

Seizo Masuda/Corporate Communications Dept. (03)-3278-2037

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April 4, 2008

Takeda Pharmaceutical Company Limited

Takeda Wins Definitive Decision in Patent Infringement Litigation on Appeal against an ANDA Filer for Generic ACTOS®

Osaka, Japan and Deerfield , Ill. (April 4, 2008) – Takeda Pharmaceutical Company Limited ("Takeda") and its wholly-owned subsidiary, Takeda Pharmaceuticals North America, Inc. ("TPNA") announced today that, on March 31, 2008, the U.S. Supreme Court denied the Petition for a Writ of Certiorari by Alphapharm Pty Ltd[*].

The Supreme Court decision finally affirms the Appeals Court decision upholding the validity of Takeda's U.S. Patent No. 4,687,777 ("777") covering pioglitazone hydrochloride, the active ingredient in ACTOS®. The decision arises from a lawsuit brought by Takeda and TPNA in March 2004 in order to oppose an Abbreviated New Drug Application (ANDA) filed by Alphapharm Pty Ltd.

Based on this final decision, the FDA will not approve and Alpharpharm Pty Ltd. may not launch a generic version of pioglitazone until the "777" patent expires in 2011.

Takeda owns other U.S. patents covering certain methods of treatment using pioglitazone hydrochloride and certain compositions that include pioglitazone hydrochloride.

"We are very pleased that the fair and appropriate ruling regarding this litigation was confirmed by the Supreme Court," said Mr. Yoichi Okumura, General Manager of Intellectual Property Dept. of Takeda. "We have profound respect for the protection of intellectual property rights because innovation is critical to us as an R&D-oriented pharmaceutical company."

[*] Alphapharm Pty. Ltd., and Genpharm, Inc.

About Takeda

Takeda, located in Osaka, Japan, is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan, and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, www.takeda.com.

About Takeda Pharmaceuticals North America, Inc.

Based in Deerfield, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited, the largest pharmaceutical company in Japan. In the United States, Takeda currently markets diabetes, insomnia, wakefulness and gastroenterology, and through the Takeda Global Research & Development Center, Inc. the company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions. To learn more about the company and its products, visit www.tpna.com.

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April 10, 2008

Takeda Pharmaceutical Company Limited
Millennium

Takeda to Acquire Millennium for Us$25.00 Per Share in an All Cash Tender Offer Valued at $8.8 Billion

– Acquisition Accelerates Takeda's Vision of Becoming a Global Leader in Oncology –

OSAKA, Japan, and CAMBRIDGE, Mass., USA, April 10, 2008 –Takeda Pharmaceutical Company Limited ("Takeda", TSE: 4502) and Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) today announced that they have entered into a definitive agreement pursuant to which Takeda will acquire Millennium for approximately $8.8 billion through a cash tender offer of $25.00 per share. The transaction was unanimously approved by the Boards of Directors of both companies. Upon completion of the acquisition, Millennium will become a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, and will continue operations in Cambridge, Massachusetts, as a standalone business unit. Millennium will be known as Millennium Pharmaceuticals, Inc., a Takeda Company.

Millennium is a leading biopharmaceutical company. In the United States, Millennium markets VELCADE® (bortezomib) for Injection—a novel, market-leading oncology product approved in more than 85 countries. Millennium has an innovation-driven discovery and development organization, which is advancing a pipeline of novel product candidates in oncology and inflammation. This includes a potential therapy for inflammatory bowel disease (IBD), which is expected to enter Phase III clinical trials in late 2008/early 2009. Millennium reported total revenues of approximately $528 million for 2007.

The acquisition of Millennium accelerates Takeda's vision of becoming a global leader in oncology with critical mass in the areas of oncology discovery, development, regulatory affairs and commercialization. Millennium and Takeda have complementary research, development and commercialization capabilities, which have the potential to create a powerful new drug development engine and accelerate the potential of an emerging drug pipeline.

"Millennium greatly strengthens Takeda's global oncology portfolio, led by the flagship product VELCADE, and further enhances its pipeline with clinically differentiated, high-quality product candidates," said Yasuchika Hasegawa, President of Takeda Pharmaceutical Company Limited. "Takeda is committed to becoming a global leader in oncology by delivering novel therapies that improve the standards of care for patients. Millennium has strong discovery, development and commercial capabilities led by a well-established management team. We are pleased that Dr. Deborah Dunsire, Millennium President and Chief Executive Officer, and the current management team intend to continue to lead the Company. Our strong desire is to retain Millennium employees, who have created an entrepreneurial and innovative culture."

"We are extremely proud of the commitment and passion of our employees, who have built this vibrant organization. We look forward to continued success as we join the Takeda Group," said Deborah Dunsire, M.D., President and Chief Executive Officer, Millennium. "Both companies share a common vision to develop breakthrough medicines for patients, become a global leader in oncology and expand the global reach of our IBD product candidates. We expect this transaction to help accelerate that vision and deliver tremendous value to patients, shareholders and our employees."

Key Strategic Benefits

Takeda expects that the acquisition of Millennium will:

- Provide access to a fully-integrated oncology discovery, development and commercial platform with a seasoned management team and talented employee base;
- Add VELCADE, a growing and market-leading oncology product with near-term worldwide blockbuster potential;
- Supply access to Millennium world-class drug discovery organization, including expertise in the novel research area of protein homeostasis;
- Capitalize on Millennium proven drug development capabilities and regulatory expertise, which allowed the Company to bring VELCADE to market rapidly;
- Leverage the Millennium experienced sales force, established relationships with oncology thought leaders and highly-regarded marketing capabilities to launch future products; and
- Expand Takeda's global pipeline in GI, adding a novel anti-α4β7 antibody and an oral CCR9 inhibitor for the treatment of IBD.

Financial

Takeda will finance the acquisition through cash on hand. There is no financing condition to the tender offer or second step merger.

Takeda expects that the acquisition will enhance Takeda's earnings starting in the fiscal year ended March 2010 before transaction related amortization. The addition of Millennium will enhance Takeda's growth profile immediately.

Transaction Terms

The acquisition is structured as an all cash tender offer for all of the outstanding shares of Millennium common stock, followed by a merger in which remaining shares of Millennium would be converted into the right to receive the same US$25.00 cash per share price paid in the tender offer.

The transaction has been unanimously approved by the Boards of Directors of Millennium and Takeda.

The transaction is subject to the tender of a majority of Millennium common stock on a fully diluted basis as well as other customary closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the antitrust laws of applicable foreign jurisdictions. The transaction is expected to close in the second-quarter of 2008.

Takeda America Holdings, Inc., which is wholly-owned by Takeda, has established Mahogany Acquisition Corp. as a wholly-owned subsidiary to effect the transaction. In the merger that follows completion of the tender offer, Mahogany Acquisition Corp. will be merged into Millennium, and the surviving entity will be an indirect wholly-owned subsidiary of Takeda.

Conference Call and Webcast Information

Takeda will host a Japanese-language investors meeting in Japan on April 10 at 8:00 p.m. JST (7 a.m. EDT) and an investors conference call in English at 10:00 p.m. JST (9 a.m. EDT) to discuss the transaction. The phone number for the English conference call is 1-877-887-6076 and the participant PIN is 160938#. The conference call recording of both events will be available on Takeda's website at http://www.takeda.com within several days.

About Takeda

Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com.

About Millennium

Millennium, a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates. Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation. By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates. Additional information about Millennium is available through its website, www.millennium.com.

Advisors

UBS Investment Bank is acting as exclusive financial advisor and Edwards Angell Palmer & Dodge LLP is acting as legal advisor to Takeda. Goldman, Sachs & Co. is acting as exclusive financial advisor and WilmerHale is acting as legal advisor to Millennium.

Forward-Looking Statements

This press release contains "forward-looking statements" that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Millennium stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Millennium or Takeda's control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the U.S. Securities and Exchange Commission by Millennium, as well as the tender offer documents to be filed by Mahogany Acquisition Corp. and the Solicitation/Recommendation Statement to be filed by Millennium. Neither Millennium nor Takeda undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Additional Information

The tender offer for the outstanding common stock of Millennium referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Millennium common stock will be made pursuant to an offer to purchase and related materials that Mahogany Acquisition Corp. intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Mahogany Acquisition Corp. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Millennium will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Millennium. In addition, all of these materials (and all other materials filed by Millennium with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Millennium at http://www.millennium.com..

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April 10, 2008

Takeda Pharmaceutical Company Limited

Notice regarding Acquisition of the Company's own shares

(Under the provisions of Articles of Incorporation
pursuant to Article 165 (2) of the Corporation Law of Japan)

OSAKA, Japan, April 10, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today acquisition of its own shares under Article 156 of the Corporation Law of Japan, as applied pursuant to Article 165 (3) of the Corporation Law, as detailed below:

1. Reason for acquisition of its own shares

For the purpose of improvement of capital efficiency, and promotion of expeditious financial strategies in accordance with the business environment.

2. Details of acquisition

(1) Class of shares to be acquired:	Shares of common stock
(2) Number of shares to be acquired:	Up to 11 million shares (equivalent to 1.24% of a total of issued shares)
(3) Total amount of shares to be acquired:	Up to 60 billion Yen
(4) Schedule of acquisition:	From April 11, 2008 to April 28, 2008

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082-35071

April 25, 2008

Takeda Pharmaceutical Company Limited

Notice of Execution of Acquisition of the Company's Own Shares

Osaka, Japan, April 25, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced today that it completed acquisition of its own shares in the market, which was resolved by its Board of Directors on April 10, 2008.

1. Class of shares acquired:	Shares of common stock
2. Period of acquisition:	From April 11, 2008 to April 24, 2008
3. Total number of shared acquired:	11,000,000 shares
4. Total value of acquisition:	Yen 57,825,512,000
5. Method of acquisition:	Purchased on the Tokyo Stock Exchange

(Reference)

Resolution of the Board of Directors on April 10, 2008

1. Class of shares to be acquired:	Shares of common stock
2. Number of shares to be acquired:	Up to 11 million shares (equivalent to 1.24% of a total of issued shares)
3. Total amount of shares to be acquired:	Up to 60 billion Yen
4. Schedule of acquisition:	From April 11, 2008 to April 28, 2008

Treasury shares held by Takeda as of April 24, 2008

1. Aggregate number of issued shares: (excluding treasury shares)	831,943,046 shares
2. Number of treasury shares:	57,329,349 shares

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082-35071

April 25, 2008

Takeda Pharmaceutical Company Limited

Notice Concerning Cancellation of Own Shares

Osaka, Japan, April 25, 2008 — Takeda Pharmaceutical Company Limited ("Takeda") announced that its Board of Directors resolved today to cancel its own shares under Article 178 of the Corporation Law, as detailed below:

1. Class of shares acquired: Shares of common stock
2. Aggregate number of shares to be cancelled: 57,130 thousand shares (The ratio to the aggregate number of issued shares before cancellation: 6.42%)
3. Scheduled cancellation date (Plan): May 23, 2008

(Reference)

Total number of issued shares after cancellation: 832,142,395 shares

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082-35071

RECEIVED
2008 JUN 15 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 30, 2008

Sucampo Pharmaceuticals, Inc
Takeda Pharmaceutical Company Limited

Sucampo Pharmaceuticals Obtains FDA Approval for AMITIZA® for the Treatment of Irritable Bowel Syndrome with Constipation in Adult Women

Sucampo Pharmaceuticals' Second Consecutive Successful FDA Approval for AMITIZA;
8 mcg Dose to Fill the Void in the Currently Available Therapies for IBS-C in Adult Women

Bethesda - Maryland, Deerfield – Illinois, and Osaka - Japan — Sucampo Pharmaceuticals, Inc., (NASDAQ: SCMP, Sucampo Pharmaceuticals) and Takeda Pharmaceutical Company Limited (TSE: 4502, Takeda) and its wholly owned subsidiary, Takeda Pharmaceuticals North America, Inc., today announced that the U.S. Food and Drug Administration (FDA) has approved Sucampo Pharmaceuticals' supplemental New Drug Application (sNDA) for AMITIZA® (lubiprostone) 8 mcg capsules twice daily to treat Irritable Bowel Syndrome with Constipation (IBS-C) in women 18 years of age and older. As a result of this sNDA approval, Sucampo Pharmaceuticals will receive a development milestone payment of $50 million from Takeda in accordance with the Collaboration and License Agreement dated October 29, 2004 between Sucampo Pharmaceuticals and Takeda to jointly market AMITIZA in the United States and Canada.

AMITIZA, developed by Sucampo Pharmaceuticals, is an established therapy for Chronic Idiopathic Constipation in adults. It received FDA approval in January 2006 and has been available for that indication in the United States since April 2006. The product is co-marketed in the United States by Sucampo Pharmaceuticals and Takeda through Takeda Pharmaceuticals North America, Inc.

"Sucampo Pharmaceuticals is very pleased to have the FDA approval for the IBS-C indication for AMITIZA within the 10-month PDUFA date," said Ryuji Ueno, M.D., Ph.D., Ph.D., founder, chairman and chief executive officer, Sucampo Pharmaceuticals. "Currently, AMITIZA is the only widely available prescription drug therapy to treat Chronic Idiopathic Constipation in adults. The approval of IBS-C as an additional indication for adult women validates our commitment to the continued development of AMITIZA for further indications and dedication to patients and physicians in bringing forth effective drugs to serve unmet medical needs. Sucampo Pharmaceuticals and Takeda will begin promotion for this indication at Digestive Disease Week 2008, the largest gathering of gastroenterologists, to raise awareness regarding IBS-C and the ability of AMITIZA to treat this condition."

"AMITIZA's approval for the IBS-C indication obtained by Sucampo Pharmaceuticals is important for Takeda since gastroenterology is one of the core therapeutic areas for our company," said Yasuchika Hasegawa, president of Takeda. "This additional indication for AMITIZA will help Takeda further enhance our position in the U.S. primary care and GI specialty markets."

"Through this approval, we are pleased to be able to offer a medication that can provide overall symptom relief for the millions of adult women in the U.S. with IBS-C," said Art Rice, general manager, Gastroenterology, of Takeda Pharmaceuticals North America, Inc. "We are prepared to rapidly roll out our extensive efforts together with Sucampo Pharmaceuticals to educate both physicians and adult women with IBS-C to help them understand the condition and how it may be treated with AMITIZA."

The sNDA was based on a clinical study program that included two Phase III, multi-center, double-blinded, randomized, placebo-controlled trials involving 1,154 adults, followed by one long-term, open-labeled extension trial involving 476 adults diagnosed with IBS-C. In the two Phase III studies, patients received AMITIZA 8 mcg or placebo taken twice daily over a 12-week period. In both trials, patients receiving AMITIZA 8 mcg twice daily were nearly twice as likely to achieve an overall response that was statistically significant compared to those receiving placebo. The safety profile of AMITIZA was established during the double-blinded period, and further confirmed by an open-labeled extension period with a total treatment period of up to 52 weeks.

In the pivotal three-month trials, AMITIZA and placebo groups showed a similar incidence of serious adverse events (one percent in both the AMITIZA and placebo groups) and related adverse events (22 percent in AMITIZA vs. 21 percent in the placebo group). The most common treatment-related adverse events (>4 percent of patients) were nausea (8 percent in the AMITIZA group vs. 4 percent in the placebo group), diarrhea (7 percent vs. 4 percent, respectively) and abdominal pain (5 percent vs. 5 percent, respectively).

Sucampo Pharmaceuticals is currently conducting additional trials with AMITIZA, including a clinical study for treatment of constipation in pediatric patients; a clinical study of AMITIZA in patients with hepatic impairment, and a full clinical development for the treatment of opioid-induced bowel dysfunction, with two pivotal Phase III efficacy and safety studies and one long-term safety study ongoing.

Important Safety Information about AMITIZA® (lubiprostone) for Chronic Idiopathic Constipation and Irritable Bowel Syndrome with Constipation

AMITIZA® (lubiprostone) is indicated for the treatment of Chronic Idiopathic Constipation in adults and Irritable Bowel Syndrome with Constipation (IBS-C) in women ≥ 18 years old.

AMITIZA is contraindicated in patients with known or suspected mechanical gastrointestinal obstruction. Patients with symptoms suggestive of mechanical gastrointestinal obstruction should be thoroughly evaluated by the treating physician to confirm the absence of such an obstruction prior to initiating AMITIZA treatment.

The safety of AMITIZA in pregnancy has not been evaluated in humans. In guinea pigs, lubiprostone has been shown to have the potential to cause fetal loss. AMITIZA should be used during pregnancy only if the benefit justifies the potential risk to the fetus. Women who could become pregnant should have a negative pregnancy test prior to beginning therapy with AMITIZA and should be capable of complying with effective contraceptive measures.

Patients taking AMITIZA may experience nausea. If this occurs, concomitant administration of food with AMITIZA may reduce symptoms of nausea. Patients who experience severe nausea should inform their physician.

AMITIZA should not be prescribed to patients that have severe diarrhea. Patients should be aware of the possible occurrence of diarrhea during treatment and inform their physician if the diarrhea becomes severe.

Patients taking AMITIZA may experience dyspnea within an hour of first dose. This symptom generally resolves within 3 hours, but may recur with repeat dosing.

In clinical trials of patients with Chronic Idiopathic Constipation, the most common adverse reactions (incidence > 4%) for Chronic Idiopathic Constipation were nausea (29%), diarrhea (12%), headache (11%), abdominal pain (8%), abdominal distention (6%), and flatulence (6%).

In clinical trials of patients with IBS-C, the most common adverse reactions (incidence > 4%) were nausea (8%), diarrhea (7%) and abdominal pain (5%).

For full prescribing information, visit www.amitiza.com.

AMITIZA® is a registered trademark of Sucampo Pharmaceuticals, Inc.

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About Irritable Bowel Syndrome with Constipation

Irritable Bowel Syndrome with Constipation (IBS-C) is a disorder characterized by symptoms including abdominal pain or discomfort, bloating, and changes of bowel habits such as constipation and/or diarrhea. There are three main types of IBS: IBS with constipation (IBS-C), IBS with diarrhea (IBS-D), and IBS mixed with both constipation and diarrhea (IBS-M). Approximately 58 million Americans have IBS, with IBS-C accounting for approximately one-third of these cases. In IBS-C, symptoms are present for at least three months with symptom onset at least six months prior to diagnosis. Although people with IBS-C report many of the symptoms associated with constipation, the presence of abdominal pain or discomfort is what mainly differentiates IBS-C from chronic constipation. Additionally, the hypersensitivity of the gastrointestinal system of individuals with IBS-C makes them prone to experience the effects of even mild symptoms of constipation. IBS is more prevalent in women than men.

Sucampo Pharmaceuticals, Inc.

Sucampo Pharmaceuticals, Inc., a specialty biopharmaceutical company based in Bethesda, Md, focuses on the development and commercialization of medicines based on prostones. The therapeutic potential of prostones, which are bio-lipids that occur naturally in the human body, was first identified by Ryuji Ueno, M.D., Ph.D., Ph.D., Sucampo Pharmaceuticals' chairman and chief executive officer. Dr. Ueno founded Sucampo Pharmaceuticals in 1996 with Sachiko Kuno, Ph.D., founding chief executive officer and advisor, international business development.

Sucampo Pharmaceuticals is marketing AMITIZA (lubiprostone) in the U.S. for chronic idiopathic constipation in adults and is developing the drug for additional gastrointestinal disorders with large potential markets. In addition, Sucampo Pharmaceuticals has a robust pipeline of compounds with the potential to target underserved diseases affecting millions of patients worldwide. Sucampo Pharmaceuticals has two wholly owned subsidiaries: Sucampo Pharma Europe, Ltd. headquartered in Oxford, UK with a branch office in Basel, Switzerland, and Sucampo Pharma, Ltd. located in Tokyo and Osaka, Japan. To learn more about Sucampo Pharmaceuticals and its products, visit www.sucampo.com.

Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com.

Takeda Pharmaceuticals North America, Inc.

Based in Deerfield, Ill., Takeda Pharmaceuticals North America, Inc. is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited. In the United States, TPNA currently markets products for diabetes, insomnia, wakefulness and gastroenterology. The company has a robust pipeline with compounds in development for diabetes, cardiovascular disease and other conditions. To learn more about the company and its products, visit www.tpna.com.

Forward-Looking Statements

Any statements in this press release about future expectations, plans and prospects for Sucampo Pharmaceuticals, Inc. are forward-looking statements made under the provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the words "project," "believe," "anticipate," "plan," "expect," "estimate," "intend," "should," "would," "could," "will," "may" or other similar expressions. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including risks relating to: the results of clinical trials with respect to Sucampo Pharmaceuticals' products under development; the timing and success of submission, acceptance and approval of regulatory filings; Sucampo Pharmaceuticals' dependence on the commercial success of AMITIZA; Sucampo Pharmaceuticals' ability to obtain additional funding required to conduct its discovery, development and commercialization programs; Sucampo Pharmaceuticals' dependence on its co-marketing alliance with Takeda Pharmaceutical Company Limited; and Sucampo Pharmaceuticals' ability to obtain, maintain and enforce patent and other intellectual property protection for its discoveries. These and other risks are described in greater detail in the "Risk Factors" section of Sucampo Pharmaceuticals' Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2007. Any forward-looking statements in this press release represent Sucampo Pharmaceuticals' views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Sucampo Pharmaceuticals anticipates that subsequent events and developments will cause its views to change. However, while Sucampo Pharmaceuticals may elect to update these forward-looking statements publicly at some point in the future, it specifically disclaims any obligation to do so, whether as a result of new information, future events or otherwise.

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